Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 17 DATED OCTOBER 13, 2016
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016 and supplement no. 5 dated April 26, 2016. Supplement no. 5 and this supplement no. 17, together, supersede and replace all prior supplements to the February 17, 2016 prospectus. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	a change to the suitability standards for our offering applicable to California investors;

•	the status of the offering;

•	updated risks related to an investment in us;

•	our entry into an amended and restated advisory agreement and renewal of our advisory agreement;

•	cash distributions and stock dividends for the year ended December 31, 2015 and the six months ended June 30, 2016;

•	the declaration of cash distributions and stock dividends for the period from July 2016 through November 2016;

•	changes to our volume discount table for purchases of our Class T shares;

•	our entry into an agreement with Equity Trust Company relating to IRA custodial services with respect to our Class T shares;

•	an update regarding allocation of investment opportunities;

•	additional information regarding loans we may acquire or originate;

•	information with respect to our real estate and real estate-related investments;

•	selected financial data;

•	fees earned by and expenses reimbursable to our advisor and the dealer manager;

•	information with respect to our share redemption program;

•	information regarding the net tangible book value of our shares;

•	updated disclosure regarding “Charter-imposed Investment Limitations;”

•	updated disclosure regarding “Restrictions on Roll-Up Transactions;”

•	clarifications to the services provided to holders of a Class T share;

•	quantitative and qualitative disclosures about market risk;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended June 30, 2016;

•	information incorporated by reference; and

•	our unaudited financial statements and the notes thereto as of and for the period ended June 30, 2016.
Suitability Standards
The suitability standard for California investors in this offering is as follows:

•
Investors must have either (a) a net worth of at least $350,000 or (b) a gross annual income of at least $70,000 and a net worth of at least $150,000. In addition, shares will only be sold to California residents that have a net worth of at least ten times their investment in us.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.  In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisers recommending the purchase of shares in this offering must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. See “Plan of Distribution - Suitability Standards” for a detailed discussion of the determinations regarding suitability that we require.
Status of the Offering
We commenced this offering of up to 180,000,000 shares of common stock, or up to $1,760,000,000 of shares of common stock, on August 12, 2014. Effective February 17, 2016, we are offering any combination of two classes of shares of common stock: Class A shares and Class T shares. As of October 7, 2016, we had accepted aggregate gross offering proceeds of $121.9 million related to the sale of 8,407,992 and 4,071,083 shares of our Class A and Class T common stock in this offering, respectively, including 182,104 and 20,150 shares of Class A and Class T common stock sold under our dividend reinvestment plan, respectively, for gross offering proceeds of $1.7 million.  Accordingly, as of October 7, 2016, there were $1,638.1 million of shares of common stock available for sale in this offering, including $758.3 million of shares under our dividend reinvestment plan.
As of June 8, 2016, Benefit Plan investors subscribing to purchase Class T shares should make their check payable to “KBS Strategic Opportunity REIT II, Inc.”
Risk Factors
The following risk factors update and supplement the risk factors appearing in the prospectus.
Because the offering price in this offering exceeds our net tangible book value per share, investors in this offering will experience immediate dilution in the net tangible book value of their shares.
We are currently offering shares of our Class A common stock and our Class T common stock in this offering at $10.00 and $9.59 per share, respectively, with discounts available to certain categories of purchasers. Our current primary public offering price exceeds our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price in this offering primarily as a result of (i) the substantial fees paid in connection with this offering and our now terminated private offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker-dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses, (iv) accumulated depreciation and amortization of real estate investments, and (v) the issuance of shares in our now-terminated private offering at a purchase price of less than the offering price in this offering.
As of June 30, 2016, our net tangible book value per share of both Class A and Class T common stock, was $7.77. The offering price of shares of our common stock under this primary offering (ignoring purchase price discounts for certain categories of purchasers is $10.00 per Class A share and $9.59 per Class T share. To the extent we are able to raise additional proceeds in this offering, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.
Adverse weather conditions may affect operations of the hotels we acquire or reduce our operators’ ability to make scheduled rent payments to us, which could reduce our cash flow from such investments.
Adverse weather conditions may influence revenues at the hotels we acquire. These adverse weather conditions include heavy snowfall (or lack thereof), hurricanes, tropical storms, high winds, heat waves, frosts, drought (or merely reduced rainfall levels), excessive rain and floods. In particular, Springmaid Beach Resort Hotel, which represented 26% of our total assets as of June 30, 2016 is located in Myrtle Beach, South Carolina, an area that sustained significant damage from Hurricane Matthew.  We are still assessing the impact of the hurricane at Springmaid Beach Resort Hotel; however, adverse weather such as Hurricane Matthew could reduce the number of people that visit Springmaid Beach Resort as well as other hotels we acquire.  In addition, certain properties such as Springmaid Beach Resort are susceptible to damage from weather conditions such as hurricanes, which damage (including but not limited to property damage and loss of revenue) is not generally insurable at commercially reasonable rates. Poor weather conditions could also disrupt operations at hotels we acquire, including Springmaid Beach Resort, and may adversely affect both the value of our investment in a hotel and the ability of our tenants and operators to make their scheduled rent payments to us.

We face risks associated with security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology (IT) networks and related systems.
We face risks associated with security breaches, whether through cyber-attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our IT networks and related systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations. Although we make efforts to maintain the security and integrity of these types of IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed not be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.
A security breach or other significant disruption involving our IT networks and related systems could:

•	disrupt the proper functioning of our networks and systems and therefore our operations;

•	result in misstated financial reports, violations of loan covenants and/or missed reporting deadlines;

•	result in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;

•
result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or which could expose us to damage claims by third-parties for disruptive, destructive or otherwise harmful purposes and outcomes;

•	require significant management attention and resources to remedy any damages that result;

•	subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or

•	damage our reputation among our stockholders.
Any or all of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flows.

KBS Capital Advisors and its affiliates face conflicts of interest relating to the acquisition and origination of assets and leasing of properties due to their relationship with other KBS-sponsored programs and KBS-advised investors, which could result in decisions that are not in our best interest or the best interests of our stockholders.
We rely on key real estate and debt finance professionals at KBS Capital Advisors, including Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr., to identify suitable investment opportunities for us. KBS REIT I, KBS REIT II, KBS Legacy Partners Apartment REIT, KBS REIT III, KBS Strategic Opportunity REIT II and KBS Growth & Income REIT are also advised by KBS Capital Advisors and rely on many of the same real estate and debt finance professionals as will future KBS-sponsored programs advised by our advisor. Messrs. Bren and Schreiber and several of the other key real estate professionals at KBS Capital Advisors are also the key real estate professionals at KBS Realty Advisors and its affiliates, the advisors to the private KBS-sponsored programs and the investment advisors to KBS-advised investors. As such, we and the other KBS-sponsored programs that currently have funds available for investment and KBS-advised investors rely on many of the same real estate and debt finance professionals, as will future KBS-sponsored programs and KBS-advised investors. Many investment opportunities that are suitable for us may also be suitable for other KBS-sponsored programs and KBS-advised investors. When these real estate and debt finance professionals direct an investment opportunity to any KBS-sponsored program or KBS-advised investor they, in their sole discretion, will offer the opportunity to the program or investor for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program or investor. Our current acquisition stage will overlap to some extent with KBS REIT III, KBS Strategic Opportunity REIT and KBS Growth & Income REIT, five private KBS-sponsored programs and possibly future KBS-sponsored programs and KBS-advised investors. In particular, KBS Strategic Opportunity REIT, which has investment objectives similar to ours, raised approximately $250 million in proceeds in March 2016 from a foreign bond offering in the Israeli debt markets and is investing the proceeds from this bond offering while we are raising and investing proceeds from our offering stage.
For so long as we are externally advised, our charter provides that it shall not be a proper purpose of the corporation for us to make any significant investment unless KBS Capital Advisors has recommended the investment to us. Thus, the real estate and debt finance professionals of KBS Capital Advisors could direct attractive investment opportunities to other KBS-sponsored programs or KBS-advised investors. Such events could result in us investing in properties that provide less attractive returns, which would reduce the level of distributions we may be able to pay our stockholders.
We and other KBS-sponsored programs and KBS-advised investors may also rely on these real estate professionals to supervise the property management and leasing of properties. If we engage a KBS-affiliated property manager and the KBS team of real estate professionals directs creditworthy prospective tenants to properties owned by another KBS-sponsored program or KBS-advised investor when it could direct such tenants to our properties, our tenant base may have more inherent risk and our properties’ occupancy may be lower than might otherwise be the case.
Further, existing and future KBS-sponsored programs and KBS-advised investors and Messrs. Bren, Hall, McMillan and Schreiber generally are not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, origination, development, ownership, leasing or sale of real estate-related investments.
Investments in non-performing real estate assets involve greater risks than investments in stabilized, performing assets and make our future performance more difficult to predict.
Traditional performance metrics of real estate assets are generally not meaningful for non-performing real estate assets. Non-performing properties, for example, do not have stabilized occupancy rates to provide a useful measure of revenue. Similarly, non-performing loans do not have a consistent stream of loan servicing or interest payments to provide a useful measure of revenue. In addition, for non-performing loans, often there is no expectation that the face amount of the note will be paid in full. Appraisals may provide a sense of the value of the investment, but any appraisal of the property or underlying property will be based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. Further, an appraisal of a nonstabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.
In addition, we may pursue more than one strategy to create value in a non-performing real estate investment. With respect to a property, these strategies may include development, redevelopment, or lease-up of such property. With respect to a loan, these strategies may include negotiating with the borrower for a reduced payoff, restructuring the terms of the loan or enforcing our rights as lender under the loan and foreclosing on the collateral securing the loan.
The factors described above make it challenging to evaluate non-performing investments.

We have paid distributions in part from financings and expect that in the future we may not pay distributions solely from our cash flow from operating activities. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
Our organizational documents permit us to pay distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We have paid distributions in part from financings and expect that in the future we may not pay distributions solely from our cash flow from operating activities, in which case distributions may be paid in whole or in part from debt financing. We may also fund such distributions with proceeds from the sale of assets or from the maturity, payoff or settlement of debt investments. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operating activities available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of debt investments, this will affect our ability to generate cash flow from operating activities in future periods. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have fewer funds available with which to make real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flow from operating activities.
During our public offering stage, when we may raise capital in this offering (and possibly future offerings) more quickly than we acquire income-producing assets, and from time to time during our operational stage, we may not pay distributions solely from our cash flow from operating activities.
For the year ended December 31, 2015, we paid aggregate distributions of $1.0 million, including $0.4 million of distributions paid in cash and $0.6 million of distributions reinvested in shares of our common stock through our dividend reinvestment plan. For the year ended December 31, 2015, our net loss attributable to common stockholders was $2.1 million and cash flow provided by operating activities was $0.3 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $0.3 million of cash flow provided by operating activities and $0.7 million of debt financing.
For the six months ended June 30, 2016, we paid aggregate distributions of $0.5 million, including $0.2 million of distributions paid in cash and $0.3 million of distributions reinvested in shares of our common stock through our dividend reinvestment plan. For the six months ended June 30, 2016, our net loss attributable to common stockholders was $2.9 million and cash flow provided by operating activities was $1.0 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with cash flow provided by operating activities.
From inception through June 30, 2016, we paid cumulative distributions of $1.5 million and our cumulative net loss during the same period was $7.5 million.
Newly constructed and existing multifamily rental properties or other properties that compete with any properties we may acquire in any particular location could adversely affect the operating results of our properties and our cash available for distribution.
We may acquire properties in locations that experience increases in construction of multifamily rental or other properties that compete with our properties. This increased competition and construction could:

•	make it more difficult for us to find residents to lease units in our apartment communities;

•	force us to lower our rental prices in order to lease units in our apartment communities; or

•	substantially reduce our revenues and cash available for distribution.
Our efforts to upgrade multifamily rental properties to increase occupancy and raise rental rates through redevelopment and repositioning may fail, which may reduce our net income and the cash available for distributions to you.
The success of our ability to upgrade any multifamily rental properties that we may acquire and realize capital gains and current income for you on these investments materially depends upon the status of the economy where the multifamily rental property is located. Our revenues will be lower if the rental market cannot bear the higher rental rate that accompanies the upgraded multifamily rental property due to job losses or other economic hardships. Should the local market be unable to support a higher rental rate for a multifamily rental property that we upgraded, we may not realize the premium rental we had assumed by a given upgrade and we may realize reduced rental income or a reduced gain or even loss upon the sale of the property. These events could cause us to reduce the cash available for distributions.

Short-term multifamily leases expose us to the effects of declining market rent, which could adversely impact our ability to make cash distributions.
We expect that substantially all of our apartment leases will be for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term or earlier in certain situations, such as when a resident loses his/her job, without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.
If the fiduciary of an employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (such as an individual retirement account (“IRA”)), fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to penalties and other sanctions.
There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. Fiduciaries and IRA owners investing the assets of such a plan or account in our common stock should satisfy themselves that:

•	the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;

•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;

•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;

•	the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;

•	the investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA;

•	our stockholders will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and

•	the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.
With respect to the annual valuation requirements described above, we will provide an estimated value for our shares annually. We can make no claim whether such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the IRS may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common stock. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.
On April 8, 2016, the Department of Labor issued a final regulation relating to the definition of a fiduciary under ERISA. The final regulation broadens the definition of fiduciary and is accompanied by new and revised prohibited transaction exemptions relating to investments by IRAs and Benefit Plans.  The final regulation and the related exemptions will become applicable for investment transactions on and after April 10, 2017, but generally should not apply to purchases of our shares before that date.  The final regulation and the accompanying exemptions are complex, and plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development.
Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our common stock.

Amended and Restated Advisory Agreement
On March 21, 2016, we entered an amended and restated advisory agreement with our advisor to provide that if our advisor were entitled to a termination fee upon the termination of the advisory agreement, the promissory note received in connection with the payment of such a fee would not bear interest.
On August 12, 2016, we renewed the advisory agreement with KBS Capital Advisors LLC for an additional one-year period. The renewed agreement is effective through August 12, 2017; however, either party may terminate the agreement without cause or penalty upon providing 60 days’ written notice.
Cash Distributions For the Year Ended December 31, 2015 and the Six Months Ended June 30, 2016
On December 10, 2015, our board of directors declared a one-time cash distribution in the amount of $0.12 per share of common stock to common stockholders of record as of the close of business on December 16, 2015. On December 18, 2015 we paid $1.0 million, comprised of $0.4 million of cash dividends and $0.6 million of distributions reinvested by stockholders in shares of our common stock. The distribution amount was generally determined based on both our estimated undistributed taxable income and our results of operations.
For the year ended December 31, 2015, we paid aggregate distributions of $1.0 million, including $0.4 million of distributions paid in cash and $0.6 million of distributions reinvested in shares of our common stock through our dividend reinvestment plan. For the year ended December 31, 2015 our net loss attributable to common stockholders was $2.1 million and cash flow provided by operating activities was $0.3 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $0.3 million of cash flow provided by operating activities and $0.7 million of debt financing.
Commencing with cash distributions for the period from March 1, 2016 through March 31, 2016, we began paying regular, monthly cash distributions based on daily record dates. Distributions declared, distributions paid and cash flow used in operations were as follows for the first and second quarters of 2016 (in thousands, except per share amounts):

	Distributions Declared (1)	Distributions Declared Per Class A Share (1) (2)	Distributions Declared Per Class T Share (1) (2)	Distributions Paid (3)			Cash Flows (Used in)/Provided by Operations	Source of Cash Distributions Paid
Period				Cash	Reinvested	Total		Amount Paid from Cash Flows From Operating Activities/ Percentage of Distributions Paid		Amount Paid from Borrowings/ Percentage of Distributions Paid
First Quarter 2016	$93	$0.008	$—	$—	$—	$—	$(939)	$—	/0%	$—	/0%
Second Quarter 2016	570	0.048	0.024	183	286	469	1,941	469	/100%	—	/0%
	$663	$0.056	$0.024	$183	$286	$469	$1,002	$469		$—
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(1) Distributions for the period from March 1, 2016 through March 31, 2016 were based on daily record dates and were calculated at a rate of $0.00026202 per share per day less the applicable daily stockholder servicing fee. Distributions for the period from April 1, 2016 through June 30, 2016 were based on daily record dates and were calculated at a rate of $0.00052404 per share per day less the applicable daily stockholder servicing fee.
(2) Assumes share was issued and outstanding each day during the period presented. Given the distribution rate declared for the period and the applicable daily stockholder servicing fee for Class T shares of common stock, the Company did not pay cash distributions on shares of Class T common stock for record dates from March 1, 2016 to March 31, 2016.
(3) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid on or about the first business day of the following month.
For the six months ended June 30, 2016, we paid aggregate distributions of $0.5 million, including $0.2 million distributions paid in cash and $0.3 million of distributions reinvested in our common stock through our dividend reinvestment plan. For the six months ended June 30, 2016, our net loss attributable to common stockholders was $2.9 million and cash flow provided by operations was $1.0 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with cash flow provided by operating activities.
From inception through June 30, 2016, we paid cumulative distributions of $1.5 million and our cumulative net loss during the same period was $7.5 million.

To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Stock Dividends Declared for the Year Ended December 31, 2015 and the Six Months Ended June 30, 2016
Our board of directors declared the following stock dividends on our shares of common stock during the year ended December 31, 2015 and the six months ended June 30, 2016:

Declaration Date	Record Date(1)	Issue Date	Amount Declared per Share Outstanding	Total Shares Issued
March 24, 2015	March 25, 2015	March 27, 2015	0.01 shares	44,538
April 7, 2015	June 24, 2015	June 29, 2015	0.01 shares	56,219
August 6, 2015	September 22, 2015	September 29, 2015	0.01 shares	65,710
November 10, 2015	December 16, 2015	December 22, 2015	0.01 shares	85,591
December 10, 2015	December 16, 2015	December 21, 2015	0.06 shares	513,546
March 21, 2016	March 31, 2016	April 1, 2016	0.005 shares	57,172
March 21, 2016	April 30, 2016	May 3, 2016	0.001667 shares	19,781
March 21, 2016	May 31, 2016	June 1, 2016	0.001667 shares	20,257
May 10, 2016	June 30, 2016	July 1, 2016	0.001667 shares	21,900
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(1)We currently expect that during our offering stage, our board of directors will declare stock dividends on a set monthly basis based on a monthly record date as of the end of the month. Prior to the second quarter of 2016, our board of directors was declaring stock dividends on a quarterly basis based on a record date as of the end of the fiscal quarter.
Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend.
Cash Distributions Declared for the Period from July 2016 through November 2016
On May 10, 2016, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the period from July 1, 2016 through July 31, 2016, which we paid on August 2, 2016. On July 6, 2016, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the period from August 1, 2016 through August 31, 2016, which we paid on September 1, 2016. On August 11, 2016, our board of directors declared cash distributions on the outstanding shares of all classes of common stock based on daily record dates for the period from September 1, 2016 through September 30, 2016, which we paid on October 3, 2016, and cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the period from October 1, 2016 through October 31, 2016, which we expect to pay in November 2016. On October 11, 2016, our board of directors declared cash distributions on the outstanding shares of all classes of common stock based on daily record dates for the period from November 1, 2016 through November 30, 2016, which we expect to pay in December 2016.
Distributions for these periods were or will be calculated based on stockholders of record each day during each respective period at a rate of (i) $0.00052404 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.
On September 27, 2016, our board of directors declared a one-time cash distribution in the amount of $0.05 per share on the outstanding shares of all classes of our common stock to stockholders of record as of the close of business on September 27, 2016, which we paid on October 5, 2016.

Stock Dividends Declared for the Period from July 2016 through November 2016
Our board of directors has declared the following monthly stock dividends on our shares of common stock for the period from July 2016 through November 2016:

Declaration Date	Record Date	Issue or Expected Issue Date	Amount Declared per Share Outstanding	Total Shares Issued
May 10, 2016	July 31, 2016	August 2, 2016	0.001667 shares	23,719
July 6, 2016	August 31, 2016	September 1, 2016	0.001667 shares	26,037
August 11, 2016	September 30, 2016	October 4, 2016	0.001667 shares	28,420
August 11, 2016 (1)	October 31, 2016	November 2, 2016 (1)	0.001667 shares	(1)
October 11, 2016(1)	November 30, 2016	December 2, 2016(1)	0.001667 shares	(1)
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(1) As of October 13, 2016, these stock dividends have been declared but not issued.
On September 27, 2016, our board of directors authorized a one-time stock dividend in the amount of 0.015 shares of common stock on each outstanding share of common stock to all common stockholders of record as of the close of business on September 27, 2016. We issued this one-time stock dividend, consisting of 254,287 shares, on October 6, 2016.
Volume Discounts for Purchases of Our Class T Shares
We are offering volume discounts to investors who purchase $1,000,001 or more of either class of shares of our common stock in the primary offering. The net proceeds to us from a sale of shares eligible for a volume discount will be the same, but the selling commissions and, in some cases, the dealer manager fees we pay will be reduced. Because our dealer manager will reallow all selling commissions and may reallow a portion of the dealer manager fee as a marketing fee, the amount of commissions participating broker‑dealers receive for such sales of shares will be reduced as may the amount of the marketing fee. For information with respect to volume sales of our Class A shares, see the prospectus.
The following table shows the discounted price per share and the reduced selling commissions and dealer manager fee payable for volume sales of our Class T shares based on the initial primary offering price of $9.59 per share.

Volume Discount Table for Class T Shares
Dollar Volume of Class T Shares Purchased			Sales Commissions (Based on $9.59 Price Per Share)	Dealer Manager Fee (Based on $9.59 Price Per Share)	Price Per Share to Investor
$0	to	$1,000,000	3.0%	2.0%	$9.590
$1,000,001	to	$2,000,000	2.0%	2.0%	$9.494
$2,000,001	to	$3,000,000	1.5%	2.0%	$9.446
$3,000,001	to	$4,000,000	1.0%	1.5%	$9.350
$4,000,001	to	$5,000,000	0.5%	1.5%	$9.302
$5,000,001	to	$10,000,000	0.0%	1.0%	$9.111*
$10,000,001	and above		0.0%	1.0%**	$9.015**
*With respect to Class T shares sold at $9.111 per share pursuant to the table above, our advisor will reimburse us $0.096 per share for estimated organization and offering expenses with respect to the sale of such shares, such that the only organization and offering expenses borne by us with respect to the sale of such shares will be the 1.0% dealer manager fee set forth above and the stockholder servicing fee.
**With respect to Class T Shares sold at $9.015 per share pursuant to the table above, our advisor will (i) reimburse us $0.096 per share for estimated organization and offering expenses with respect to the sale of such shares, and (ii) pay us a 1% dealer manager fee based on a $9.59 undiscounted price per share, or $0.096 per share, which we will remit to our dealer manager. As a result of such reimbursements and payments, the only organization and offering expenses borne by us with respect to the sale of such shares will be the stockholder servicing fee.
We will apply the reduced selling price, selling commission and dealer manager fee to the entire purchase. All commission rates and dealer manager fees are calculated assuming a price per share of $9.59. For example, a purchase of 250,000 Class T shares in a single transaction would result in a purchase price of $2,361,500 ($9.446 per share), selling commissions of $35,962.50 and dealer manager fees of $47,950.

To qualify for a volume discount as a result of multiple purchases of our Class A or Class T shares, a stockholder must mark the “Additional Investment” space on the subscription agreement. We are not responsible for failing to combine purchases if a stockholder fails to mark the “Additional Investment” space. Once a stockholder qualifies for a volume discount, such stockholder will be eligible to receive the benefit of such discount for subsequent purchases of shares in the primary offering. If a subsequent purchase entitles an investor to an increased reduction in sales commissions and/or the dealer manager fee, the volume discount will apply only to the current and future investments.
For purposes of qualifying for a volume discount as the result of multiple purchases of shares, only an individual or entity with the same social security number or taxpayer identification number, as applicable may combine their purchases as a “single purchaser”; provided that, purchases by an individual investor and his or her spouse living in the same household may also be combined as a “single purchaser” for purposes of determining the applicable volume discount.
In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.
Shares purchased through our dividend reinvestment plan will not be eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify an investor for the different discount levels.
Volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels. However, with respect to California residents, no discounts will be allowed for combined purchases by an individual investor and his or her spouse living in the same household.
IRA Account Investments through Equity Trust Company
If you would like to establish a new IRA account with Equity Trust Company for an investment in our Class T shares, we will pay the fees related to the establishment of the investor account with Equity Trust Company. Investors will be responsible for the annual IRA maintenance fees charged by Equity Trust Company, including the first year annual maintenance fees.
Previously, only purchasers of our Class A shares were eligible to establish a new IRA account through Equity Trust Company under the terms described above. NuView IRA and Community National Bank previously had agreed to act as IRA custodians for purchasers of both classes of our common stock as described in the prospectus; however, we do not require that you use either NuView IRA, Equity Trust Company or Community National Bank. Further information about custodial services is available through your broker or our dealer manager at www.kbs-cmg.com.
Allocation of Investment Opportunities
Our acquisition stage will overlap to some extent with KBS Strategic Opportunity REIT, a public KBS-sponsored program with a primary investment focus similar to ours. KBS Strategic Opportunity REIT raised approximately $250 million in proceeds in March 2016 from a foreign bond offering in the Israeli debt markets and is investing the proceeds from this debt offering while we are raising and investing proceeds from our offering stage.  In considering whether to direct an investment opportunity to us or KBS Strategic Opportunity REIT, our advisor will consider our cash flow requirements, operating needs, diversification goals and overall portfolio mix, along with the amount of funds we have available for investment and current market conditions.  Our advisor does not believe, however, it is likely we will be competing directly with KBS Strategic Opportunity REIT for investment opportunities because our advisor believes the initial investment opportunities appropriate for our portfolio will generally be in a price range of $60 million or less, while KBS Strategic Opportunity REIT will generally be considering investments at a purchase price in excess of $60 million based on its current portfolio composition and available cash for investment.
Investment Objectives and Criteria
In addition to the types of loans described in the prospectus that we may originate or acquire we may also originate or acquire loans on equity interests. Loans on equity interests are typically made to the general partner or managing member of a newly-formed joint venture acquiring real estate and are often secured by an assignment of the borrower’s equity interest in the particular joint venture and/or a guaranty of payment.  These loans are generally for terms of six months to five years.  The terms of equity interest loans vary; they can have fixed repayment intervals or be repaid based on cash flow from the property the particular joint venture owns, or both. These loans would generally permit us to become a direct or indirect member of the particular joint venture if a default occurs.  We may also originate an equity interest loan where a direct equity investment through a joint venture is not feasible or economical.

Real Estate and Real Estate-Related Investments Summary
Real Estate Investments
As of June 30, 2016, we owned two hotel properties and two office buildings. We acquired each of these properties from third parties unaffiliated with us or our advisor. The following table provides summary information regarding our hotel properties as of June 30, 2016 (in thousands):

Property	Location	Number of Rooms	Date Acquired	Purchase Price (1)	Average Revenue per Available Room	Average Daily Rate	Percentage Occupied for the Six Months Ended June 30, 2016	Ownership %

Springmaid Beach Resort (2)	Myrtle Beach, SC	452	12/30/2014	$41,638	$80.32	$103.87	77.3%	90%
Q&C Hotel	New Orleans, LA	196	12/17/2015	52,469	102.30	167.83	61.0%	90%
				$94,107
_____________________
(1) Purchase price includes acquisition fees and closing costs.
(2) In November 2015, Springmaid Beach Resort took 238 rooms of the 452 rooms available offline to complete a renovation of a building. The 238 rooms were excluded from the percentage occupied and average revenue per available room for the period they were offline. In January 2016, the 238 rooms were put back into service and we took the remaining 214 rooms offline to complete renovations. In May 2016, these 214 rooms were put back into service. The 214 rooms were excluded from the percentage occupied and average revenue per available room for the period they were offline.
The following table provides summary information regarding our office properties as of June 30, 2016:

Property Location of Property	Date Acquired	Property Type	Rentable Square Feet	Purchase Price (1)	Annualized Base Rent (2) (in thousands)	Average Annualized Base Rent per Sq. Ft. (3)	Average Remaining Lease Term in Years	Occupancy	Ownership %
2200 Paseo Verde Henderson, NV	12/23/2015	Office	59,818	$13,661	$1,265	$29.24	2.4	72.3%	100.0%
Lincoln Court Campbell, CA	05/20/2016	Office	123,529	52,803	5,258	43.29	2.6	98.3%	100.0%
				$66,464
_____________________
(1) Purchase price includes acquisition fees and closing costs.
(2) Annualized base rent represents annualized contractual base rental income as of June 30, 2016, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.
(3) Average annualized base rent per square foot is calculated as the annualized base rent divided by the leased square feet.
Other than Springmaid Beach Resort, we do not intend to make significant renovations or improvements to any individual real estate property listed above in the near term. We have projected an investment of approximately $19.4 million for renovations and improvements to the Springmaid Beach Resort.  On September 7, 2015, we commenced renovation of the hotel property which resulted in the elimination of 39 rooms. As of June 30, 2016, we had invested approximately $16.5 million for renovations and improvements to Springmaid Beach Resort. We expect to fund remaining renovations and improvements with proceeds from debt financing and proceeds from this offering.
We believe that our real estate investments are suitable for their respective intended purposes and are adequately insured.
TRS Leases
Our hotels are leased by the respective joint venture owners of each hotel (the “Hotel Owner Joint Venture”) to a second joint venture (the “Hotel Operations Joint Venture”) we have formed between each hotel’s respective joint venture partner and an indirect wholly owned subsidiary we have formed with respect to each hotel that we have elected to treat as a TRS.
Each lease agreement provides for a five-year term with the right for the respective Hotel Operations Joint Venture to extend the term of the lease for up to three additional terms of three years each; provided, however, that the Hotel Owner Joint Venture has the right to terminate the lease upon the sale of the hotel or any members of the Hotel Owner Joint Venture buying out any other member, as well as upon the occurrence of an event of default under the respective lease agreement.
Pursuant to the lease agreements, the Hotel Operations Joint Venture will pay to the Hotel Owner Joint Venture, on a monthly basis, an annual basic rent. The annual basic rent will be adjusted as set forth in the lease agreements beginning in 2016 as well as prorated for any partial years. For the Springmaid Beach Resort, the annual basic rent is $3.3 million for 2016. For the Q&C Hotel, the annual basic rent is $3.2 million for 2016.

In addition to annual basic rent, each respective Hotel Operations Joint Venture will pay a monthly percentage rent to the respective Hotel Owner Joint Venture equal to (i) an agreed percentage of year-to-date gross revenue that exceeds certain annual threshold amounts, less (ii) all prior percentage rent payments. Each respective Hotel Operations Joint Venture is also required to establish and fund a repairs and replacement reserve for the periodic refurbishment, replacements and non-routine repairs of all tangible personal property owned by the respective Hotel Owner Joint Venture. For each lease, the reserve is a percentage of gross receipts as set forth in the lease agreement. For Springmaid Beach Resort, this percentage ranges from 1% to 4%. For Q&C Hotel, this percentage ranges from 2% to 5%. In addition, the lease agreements require each Hotel Operations Joint Venture to pay all income taxes, rent, and all costs and expenses and utility and other charges incurred in the operations of the respective hotel.
Management Agreements
For us to qualify as a REIT, we cannot directly or indirectly operate any of our hotels. Third parties must operate our hotels. As described above, our hotels are leased to TRS lessees, which in turn have engaged property managers to manage our hotels pursuant to a hotel management agreement.
Springmaid Beach Resort
The Springmaid Hotel Operations Joint Venture has entered a management agreement with Doubletree Management LLC, an independent third-party hotel operator (“Doubletree”) pursuant to which Doubletree manages and operates the Springmaid Beach Resort. The hotel was branded a DoubleTree by Hilton in September 2016 (the “Brand Commencement Date”).
The management agreement requires us to maintain a minimum working capital reserve for the Springmaid Beach Resort. In addition, the Springmaid Hotel Owner Joint Venture is responsible for providing funds to meet the cash needs for the hotel operations if at any time the funds available from hotel operations are insufficient to meet the financial requirements of the hotel. The management agreement expires on December 31, 2036. Upon mutual agreement, the parties may extend the term of the agreement for two successive periods of five years each. If an event of default occurs and continues beyond any applicable notice and cure periods set forth in the management agreement, the non-defaulting party generally has, among other remedies, the option of terminating the management agreement upon written notice to the defaulting party with no termination fee payable to Doubletree. In addition, we have the right to terminate the management agreement without the payment of a termination fee if Doubletree fails to achieve certain criteria relating to the performance of the hotel for any two consecutive years following the Brand Commencement Date. Under certain circumstances following a casualty or condemnation event, either party may terminate the management agreement provided Doubletree receives a termination fee an amount equal to two years of the base fee.  We are permitted to terminate the management agreement upon a sale, lease or other transfer of the Springmaid Beach Resort any time after January 1, 2017 so long as the buyer is approved for, and enters into a DoubleTree by Hilton franchise agreement for the balance of the agreement’s term. Finally, we are restricted in our ability to assign the management agreement upon a sale, lease or other transfer the Springmaid Beach Resort unless the transferee is approved by Doubletree to assume the management agreement.
Pursuant to the management agreement, Doubletree receives the following fees:

•
a base fee, which is a percentage of total operating revenue that starts at 2.5% and increases to 2.75% in the second year following the Brand Commencement Date and further increases in the third year following the Brand Commencement Date and thereafter to 3.0%;

•	a campground area management fee, which is 2% of any campground revenue;

•
an incentive fee, which is 15% of operating cash flow (after deduction for capital renewals reserve and the Springmaid Hotel Owner Joint Venture’s priority, which is 12% of the Springmaid Hotel Owner Joint Venture’s total investment);

•	an additional services fee in the amount reasonably determined by Doubletree from time to time; and

•	commencing on the Brand Commencement Date, a brand services fee in the amount of 4% of total rooms revenue, and an other brand services fee in an amount determined by Doubletree from time to time.

Q&C Hotel
A wholly owned subsidiary of the Q&C Hotel Operations Joint Venture (“Q&C Hotel Operations”) has entered a management agreement with Encore Hospitality, LLC (“Encore Hospitality”), an affiliate of the Q&C JV Partner, pursuant to which Encore Hospitality will manage and operate the Q&C Hotel. The management agreement expires on December 17, 2035. Subject to certain conditions, Encore Hospitality may extend the term of the agreement for a period of five years. Q&C Hotel Operations may terminate the management agreement upon (1) the occurrence of an event of default that continues beyond any applicable notice and cure periods, (2) a sale of the Q&C Hotel, (3) a change of control of Encore Hospitality without Q&C Hotel Operations’ approval, (4) a failure of Encore Hospitality to meet certain performance thresholds, (5) a sale of the Q&C Joint Venture Partner’s interest in the joint venture to us, and (6) if Q&C Hotel Operations is required to do so pursuant to the terms of the loan documents or the franchise agreement. Pursuant to the management agreement Encore Hospitality will receive a base fee, which is 4.0% of gross revenue (as defined in the management agreement).
Q&C Hotel Operations has also entered a franchise agreement with Marriott International (“Marriott”) pursuant to which Marriott has granted Q&C Hotel Operations a limited, non-exclusive license to establish and operate the Q&C Hotel using certain of Marriott’s proprietary marks and systems and the hotel was branded as a Marriott Autograph Collection hotel on May 25, 2016. The franchise agreement will expire on May 25, 2041. Marriott may terminate the franchise agreement immediately upon certain defaults and after an opportunity to cure with respect to certain other defaults. Pursuant to the franchise agreement, Q&C Hotel Operations pays Marriott a monthly franchise fee equal to a percent of gross room sales on a sliding scale that is initially 2% and increases to 5% on May 25, 2019 and a monthly marketing fund contribution fee equal to 1.5% of the Q&C Hotel’s gross room sales. In addition, the franchise agreement requires the maintenance of a reserve account to fund all renovations at the hotel based on a percentage of gross revenues which starts at 2% of gross revenues and increases to 5% of gross revenues on May 25, 2019. Q&C Hotel Operations will also be responsible for the payment of certain other fees, charges and costs as set forth in the agreement.
In addition, in connection with the execution of the franchise agreement, KBS SOR US Properties II LLC (“SOR US Properties II”), our indirect wholly owned subsidiary, is providing an unconditional guarantee that all Q&C Hotel Operations’ obligations under the franchise agreement will be punctually paid and performed. Finally, certain transfers of the Q&C Hotel or an ownership interest therein are subject to a notice and consent requirement, and the franchise agreement further provides Marriott with a right of first refusal with respect to a sale of the hotel to a competitor of Marriott.
Probable Real Estate Investment
Lofts at NoHo Commons
On September 29, 2016, we, through a joint venture (the “Lofts at NoHo Commons Joint Venture”) between our indirect wholly owned subsidiary and Noho Commons Pacific Investors LLC (the “JV Partner”), entered into a purchase and sale agreement with Redrock Noho Residential, LLC to acquire a 292-unit apartment building in North Hollywood, California (the “Lofts at NoHo Commons”). Neither the JV Partner nor the seller is affiliated with us or our advisor.  The contractual purchase price of the Lofts at NoHo Commons is $102.5 million plus closing costs.
We own a 90% equity interest in the Lofts at NoHo Commons Joint Venture. The JV Partner is the managing member of the joint venture; however, its authority is limited, as we must give approval of major decisions involving the business of the joint venture or the Lofts at NoHo Commons and its operations, in the manner set forth in the joint venture agreement. Income, losses and distributions are generally allocated based on the members’ respective equity interests, subject to adjustments based on certain performance thresholds set forth in the joint venture agreement. Additionally, in certain circumstances described in the joint venture agreement, we and the JV Partner may be required to make additional capital contributions to the joint venture, in proportion to the members’ respective equity interests.
The Lofts at NoHo Commons Joint Venture intends to fund the acquisition of the Lofts at NoHo Commons with capital contributions from its members and with proceeds from a mortgage loan. The Lofts at NoHo Commons Joint Venture is currently negotiating the terms of the mortgage loan. We intend to fund our contribution to the Lofts at NoHo Commons Joint Venture with proceeds from this offering.
Pursuant to the purchase and sale agreement, the Lofts at NoHo Commons Joint Venture would be obligated to purchase the property only after satisfaction of agreed-upon closing conditions. There can be no assurance that the Lofts at NoHo Commons Joint Venture will complete the acquisition. In some circumstances, if the Lofts at NoHo Commons Joint Venture fails to complete the acquisition after the expiration of the due diligence period, it may forfeit up to $3.0 million.
If the Lofts at NoHo Commons Joint Venture completes this acquisition, the property will be managed by an indirect wholly owned subsidiary of the JV Partner.

The Lofts at NoHo Commons is located in North Hollywood, California and consists of 292 apartment units, encompassing 224,755 rentable square feet. The Lofts at NoHo Commons was constructed in 2007, and is currently 94% occupied. The current aggregate annual effective base rent for the tenants of the Lofts at the Highlands is approximately $6.7 million.
Real Estate-Related Investment
As of June 30, 2016, we, through an indirect wholly owned subsidiary, had originated a real estate loan receivable as follows (in thousands):

	Date Acquired / Originated	Property Type	Loan Type	Payment Type	Outstanding Principal Balance as of June 30, 2016(1)	Purchase/ Origination Price (2)	Book Value as of June 30, 2016 (3)	Contractual Interest Rate (4)	Annualized Effective Interest Rate (4)	Loan-to- Value (5)	Maturity Date
Loan Name Location of Related Property or Collateral

655 Summer Street First Mortgage Loan
Boston, Massachusetts	09/04/2014	Office	Mortgage	Interest Only	$3,500	$3,500	$3,406	9.25%	11.68%	53%	10/01/2017
____________________
(1) Outstanding principal balance as of June 30, 2016 represents original principal balance outstanding under the loan, increased for any subsequent fundings and reduced for any principal paydowns, and does not include closing costs and direct acquisition and origination fees.
(2) Purchase/origination price represents the amount funded by us to acquire or originate the loan, increased for any subsequent fundings, decreased for any principal repayments, and does not include closing costs and direct acquisition and origination fees.
(3) Book value represents outstanding principal balance, adjusted for unamortized origination fees and direct acquisition and origination expenses.
(4) Contractual interest rate is the stated interest rate on the face of the loan. Annualized effective interest rate is calculated as the actual interest income recognized in 2016, using the interest method, divided by the average amortized cost basis of the investment. The annualized effective interest rate and contractual interest rate presented are as of June 30, 2016.
(5) The loan-to-value ratio is based upon the amount funded at origination (excluding closing costs and certain other fees) and the “as-is” appraised value of the property the loan.  Appraisals are based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property.  Differing assumptions may materially change the appraised value of the property.  In addition, the value of the property will change over time due to various factors.
Outstanding Debt Obligations as of June 30, 2016
As of June 30, 2016, we had $103.9 million of variable rate debt outstanding. Our mortgage debt consisted of four variable rate notes payable that mature between 2017 and 2020. Also, as of June 30, 2016, we had entered into two interest rate caps for a total notional amount of $54.3 million that mature in 2018. The interest rate caps have a one-month LIBOR strike rate of 3.0%. As of June 30, 2016, our borrowings and other liabilities were approximately 53% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets.
The following table details our outstanding debt as of June 30, 2016 (in thousands):

	Outstanding Principal Balance	Contractual Interest Rate (1)	Effective Interest Rate (1)	Payment Type	Maturity Date (2)	% of Total Indebtedness

Springmaid Beach Resort Mortgage Loan (3)	$34,640	One-month LIBOR +3.00%	3.46%	Interest Only	12/30/2017	34%
Q&C Hotel Mortgage Loan (4)	28,330	One-month LIBOR +3.25%	3.71%	(4)	12/17/2018	27%
2200 Paseo Verde Mortgage Loan	7,430	One-month LIBOR +2.25%	2.71%	Interest Only	01/01/2017	7%
Lincoln Court Mortgage Loan(5)	33,500	One-month LIBOR +1.75%	2.21%	Interest Only	06/01/2020	32%
	$103,900
____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of June 30, 2016. Effective interest rate is calculated as the actual interest rate in effect as of June 30, 2016 (consisting of the contractual interest rate and the effect of interest rate swaps, if applicable), using interest rate indices as of June 30, 2016, where applicable.
(2) Represents the maturity date as of June 30, 2016; subject to certain conditions, the maturity date of the loan may be extended beyond the date shown.
(3) As of October 7, 2016, the loan was fully funded at $38.0 million.
(4) As of October 7, 2016, $28.3 million of the loan was funded and $1.7 million remained available under the loan for future disbursements to be used for renovation costs, subject to certain terms and conditions contained in the loan documents. Initially, monthly payments are interest-only. Beginning on February 1, 2018, monthly payments also include principal amortization payments of $55,000 per month, unless certain conditions described in the loan documents are satisfied.
(5) As of October 7, 2016, $33.5 million of the loan was funded and $2.7 million remained available under the loan for future disbursements to be used for tenant improvement costs, subject to certain terms and conditions contained in the loan documents.

With respect to the Springmaid Beach Resort Mortgage Loan, SOR US Properties II is providing a: (a) guaranty of the sum of $5.5 million plus certain other sums described in the loan documents, which guaranteed amount shall decrease pursuant to the terms of the equity contribution guaranty executed by SOR US Properties II in favor of the lender; (b) guaranty of Springmaid Hotel Owner Joint Venture’s obligations to complete the renovations to the Springmaid Beach Resort, as described in the completion guaranty executed by SOR US Properties II in favor of the lender; (c) limited guaranty of the Springmaid Beach Resort Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender as a result of certain intentional actions committed by us, Springmaid Hotel Owner Joint Venture, SOR US Properties II, and/or any affiliates of us, as applicable, in violation of the loan documents as well as Springmaid Hotel Owner Joint Venture’s obligation to refund certain key money amounts to the independent third-party hotel operator under the management agreement; and (d) guaranty of the principal balance and any interest or other sums outstanding under the Springmaid Beach Resort Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving Springmaid Hotel Owner Joint Venture or Springmaid Hotel Operations Joint Venture.
With respect to the Q&C Hotel Mortgage Loan, SOR US Properties II is providing a: (a) guaranty of the lesser of the currently outstanding loan amount or 25% of the outstanding principal balance, which principal balance may decrease pursuant to the terms of the partial repayment and limited guaranty executed by SOR US Properties II in favor of the lender; (b) guaranty of the Borrower’s obligations to complete the renovations to the Q&C Hotel required by the franchise agreement, as described in the completion guaranty executed by SOR US Properties II in favor of the Q&C Hotel lender; (c) limited guaranty entered with Marriott International with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the Q&C Hotel lender in relation to the Q&C Hotel Mortgage Loan as a result of certain intentional actions committed by us, the direct owner of the Q&C Hotel, SOR US Properties II, and/or any of their affiliates in violation of the loan documents; (d) a limited guaranty of the joint venture through which we lease the Q&C Hotel obligation to refund certain key money amounts to the third party hotel operator under the management agreement; and (e) guaranty of the principal balance and any interest or other sums outstanding under the Q&C Hotel Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrowers.
With respect to the 2200 Paseo Verde Mortgage Loan, SOR US Properties II is providing a guaranty of all principal and interest outstanding upon the commission of certain intentional actions by the buyer, SOR US Properties II or any of their affiliates in violation of the loan documents (the “Triggering Events”). SOR US Properties II is also providing a limited guaranty with respect to certain potential losses or damages suffered by the lender as a result of the occurrence of a Triggering Event.
With respect to the Lincoln Court Mortgage Loan, SOR US Properties II is providing a limited guaranty of the Lincoln Court Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender as a result of certain intentional actions committed by the borrower in violation of the loan documents. SOR US Properties II is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Lincoln Court Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower, certain direct or indirect transfers or financings of Lincoln Court in violation of the loan documents and the violation of certain other terms of the loan documents by the borrower.

Selected Financial Data
The following selected financial data as of June 30, 2016, December 31, 2015, 2014 and 2013 and for the six months ended June 30, 2016 and 2015, for the years ended December 31, 2015, 2014 and the period from July 3, 2013 to December 31, 2013 should be read in conjunction with our consolidated financial statements and related notes thereto and Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2015, incorporated by reference into the prospectus as well as our consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this supplement (in thousands, except share and per share amounts):

		As of June 30,	As of December 31,
		2016	2015	2014	2013
Balance sheet data
Total real estate and real estate-related investments, net		$173,987	$113,345	$43,374	$—
Total assets		213,874	139,729	57,873	724
Total notes payable, net		102,737	60,836	25,341	—
Total liabilities		111,785	67,895	27,215	642
Redeemable common stock		1,359	1,092	—	—
Total equity		100,730	70,742	30,658	82

	For the Six Months Ended June 30,		For the Years Ended December 31,		For the Period from July 3, 2013 to December 31, 2013
Operating data	2016	2015	2015	2014
Total revenues	$13,559	$7,089	$17,025	$184	$—
Class A Common Stock:
Net loss attributable to common stockholders	(2,847)	(406)	(2,023)	(2,398)	(67)
Net loss per common share - basic and diluted	(0.25)	(0.07)	(0.30)	(0.78)	(0.06)
Class T Common Stock:
Net loss attributable to common stockholders	(56)	(5)	(33)	(58)	(4)
Net loss per common share - basic and diluted	(0.27)	(0.07)	(0.45)	(0.78)	(0.06)
Other data
Cash flows provided by (used in) operating activities	$1,002	$1,633	$256	$(1,661)	$—
Cash flows used in investing activities	(64,610)	(405)	(69,343)	(43,635)	—
Cash flows provided by financing activities	72,489	15,362	80,598	57,840	513
Distributions declared	663	—	1,027	—	—
Distributions declared per common share - Class A	$0.056	$—	$0.120	$—	$—
Distributions declared per common share - Class T (1)	$0.024	$—	$—	$—	$—
Stock dividends declared per common share	0.010	—	0.100	—	—
Weighted-average number of common shares outstanding, basic and diluted - Class A	11,595,682	5,748,545	6,848,845	3,082,140	1,192,734
Weighted-average number of common shares outstanding, basic and diluted - Class T	204,635	74,430	74,430	74,430	74,430
_____________________
(1) Given the distribution rate declared for the period and the applicable daily stockholder servicing fee for Class T shares of common stock, the amount shown is net of the stockholder servicing fee.

Fees Earned by and Expenses Reimbursable to Our Advisor and the Dealer Manager
Summarized below are the fees earned by and expenses reimbursable to our advisor and our dealer manager for the the six months ended June 30, 2016 and the year ended December 31, 2015, the amounts paid, and any related amounts payable as of June 30, 2016 and December 31, 2015 (in thousands):

	Incurred		Paid		Payable as of
	Six Months Ended June 30, 2016	Year Ended December 31, 2015	Six Months Ended June 30, 2016	Year Ended December 31, 2015	June 30, 2016	December 31, 2015
Form of Compensation
Organization and Offering Stage
Selling commissions	$1,734	$2,618	$1,734	$2,618	$—	$—
Dealer manager fees	782	1,437	782	1,437	—	—
Reimbursable other offering costs	20	3,265	20	1,043	—	2,222
Acquisition and Development Stage
Acquisition and origination fees	203	—	—	—	203	—
Origination fees on real estate loan receivable	—	—	—	—	—	—
Operational Stage
Asset management fees	549	380	549	381	—	—
Reimbursable operating expenses (1)	262	238	259	356	29	26
Real estate acquisition fees	1,341	995	1,341	1,442	95	108
Stockholder service fees	6	—	—	—	6	—
Operational and Liquidation/Listing Stage
Disposition fee	—	—	—	—	—	—
Subordinated participation in net cash flows	—	—	—	—	—	—
Subordinated incentive fee	—	—	—	—	—	—
	$4,897	$8,933	$4,685	$7,277	$333	$2,356
_____________________
(1) Reimbursable operating expenses primarily consists of internal audit personnel costs, accounting software and cybersecurity related expenses incurred by our advisor under the advisory agreement. Our advisor will reimburse us at the end of any fiscal quarter for total operating expenses that in the four consecutive fiscal quarters then ended exceed the greater of 2% of its average invested assets or 25% of its net income, unless our conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended June 30, 2016 exceeded this limitation; however, the conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our operations.
We will reimburse the expenses incurred by our advisor or its affiliates in connection with their provision of services to us, including our allocable share of our advisor’s overhead, such as rent, employee costs, utilities, accounting software expense and IT costs.  Our advisor may seek reimbursement for employee costs under the advisory agreement.  We have reimbursed our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. These amounts totaled $258,000 for the six months ended June 30, 2016 and $204,000 for the year ended December 31, 2015, and were the only employee costs reimbursed under the Advisory Agreement for the six months ended June 30, 2016 and the year ended December 31, 2015.  We will not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor or its affiliates receive acquisition and origination fees or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers.
During the six months ended June 30, 2016, our advisor reimbursed us $87,000 for legal and professional fees and property insurance rebate.
Offering Costs
We reimburse our advisor and dealer manager for commercially reasonable organization and other offering expenses they incur on our behalf in connection with this offering; however, no reimbursements made by us to our advisor or our dealer manager may cause total organization and offering expenses incurred by us (including selling commissions, dealer manager fees, the stockholder servicing fee and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from this primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement.

We also pay organization and other offering expenses directly. At the termination of our primary offering, our advisor and its affiliates will reimburse us to the extent that the organization and other offering expenses (which exclude selling commissions, dealer manager fees and stockholder servicing fees) paid directly or reimbursed by us in connection with this primary offering exceed 1.0% of gross primary offering proceeds. Our advisor and its affiliates will be responsible for any organization and other offering expenses related to the primary offering to the extent they exceed 1.0% of gross primary offering proceeds as of the termination of the primary offering. Prior to the termination of the primary offering, at which time the advisor will reimburse us as described above, we will be responsible the payment of all organization and other offering expenses we incur directly and the reimbursement of organization and other offering expenses our advisor and dealer manager incur on our behalf in connection with this offering subject to the 15% limit on reimbursements discussed above.
Organization and other offering expenses include all expenses to be paid or reimbursed by us in connection with this offering, excluding selling commissions, the dealer manager fee and the ongoing stockholder servicing fee with respect to Class T share sold in the primary offering. Organization and other offering expenses include our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and transfer agent, charges of our advisor for administrative services related to the issuance of shares in this offering, reimbursement of bona fide due diligence expenses of broker-dealers, reimbursement of our advisor for costs in connection with preparing supplemental sales materials, the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers), attendance and sponsorship fees payable to participating broker-dealers hosting retail seminars and travel, meal and lodging costs for registered persons associated with our dealer manager and officers and employees of our affiliates to attend retail seminars conducted by broker-dealers, legal fees of our dealer manager, and promotional items.
We do not reimburse our dealer manager for wholesaling compensation expenses.
Through June 30, 2016, our advisor and its affiliates had incurred organization and other offering costs (which exclude selling commissions, dealer manager fees and stockholder servicing fees) on our behalf in connection with our initial public offering of approximately $7.1 million. As of June 30, 2016, we had paid $6.6 million in selling commissions and dealer manager fees. As of December 31, 2015, we had paid or accrued $3.3 million of other organization and offering expenses. After December 31, 2015, we reversed $2.2 million of accrued organization and offering expenses due to affiliates as a result of an amendment to the advisory agreement, which limits organization and other offering costs to 1.0% of gross proceeds from the primary portion of our public offering, as described above. As of June 30, 2016, we had recorded $0.8 million of other organization and offering expenses, which amounts represent our maximum liability for organization and other offering costs as of June 30, 2016 based on the 1.0% limitation described above.
During our private offering, there was no limit on the amount of organization and offering costs we could incur. As of June 30, 2016, we had recorded $1.0 million of offering costs (other than selling commissions and dealer manager fees) related to our private offering, all of which have been reimbursed form proceeds from our now terminated private offering.
Insurance
On January 6, 2014, we, together with KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc. and KBS Legacy Partners Apartment REIT, Inc., our dealer manager, our advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by our advisor and its insurance broker among each of the various entities covered by the program, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. Our advisor’s and our dealer manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance. In June 2015, KBS Growth & Income REIT, Inc. was added to the insurance program.
Share Redemption Program
Our share redemption program contains numerous restrictions on your ability to redeem your shares. Among other restrictions, during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year, provided that we may increase or decrease the funding available for the redemption of shares upon 10 business days’ notice. This restriction may significantly limit your ability to have your shares redeemed pursuant to our share redemption program because our initial distributions have been in the form of stock dividends and we did not commence paying cash distributions until March 2016.
During the six months ended June 30, 2016, we redeemed approximately $19,000 of common stock, which represented all redemption requests received in good order and eligible for redemption through the June 2016 redemption date.
Based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2015 and the $0.5 million set aside for stockholder’s death, qualifying disability or determination of incompetence, we have $1.1 million available for all redemptions in 2016, including shares that are redeemed in connection with a Special Redemption.

Net Tangible Book Value Per Share
In connection with this offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price in this offering primarily as a result of (i) the substantial fees paid in connection with this offering and our now terminated private offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses, (iv) accumulated depreciation and amortization of real estate investments, and (v) the issuance of shares in our now-terminated private offering at a purchase price of less than $10.00. As of June 30, 2016, our net tangible book value per share of Class A and Class T common stock, was $7.77. The offering price of shares of our common stock under this primary offering (ignoring purchase price discounts for certain categories of purchasers is $10.00 per Class A share and $9.59 per Class T share. To the extent we are able to raise substantial proceeds in this offering, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.
The factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.
Charter-imposed Investment Limitations
The following disclosure is added to the “Charter-imposed Investment Limitations” on page 126 of the prospectus.

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make distributions in kind, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property, (b) our board of directors offers each stockholder the election of receiving such in kind distributions and (c) in kind distributions are made only to those stockholders who accept such offer.

Restrictions on Roll-Up Transactions
The second paragraph under “Restrictions on Roll-Up Transactions” on page 168 of the prospectus is revised to read as follows:
In connection with any proposed Roll-up Transaction, an appraisal of all our assets will be obtained from a competent independent expert. Our assets will be appraised on a consistent basis, and the appraisal will be based on an evaluation of all relevant information and will indicate the value of our assets as of a date immediately preceding the announcement of the proposed Roll-up Transaction. If the appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal will be filed with the SEC and, if applicable, the states in which registration of such securities is sought, as an exhibit to the registration statement for the offering. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent expert will clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to our stockholders in connection with any proposed Roll-up Transaction.

Compensation of Dealer Manager and Participating Broker-Dealers
The tenth paragraph under “Compensation of Dealer Manager and Participating Broker-Dealers” on pages 173 and 174 of the prospectus is revised to read as follows:
In addition, our dealer manager will receive an annual stockholder servicing fee of 1.0% of the purchase price per share (ignoring any discounts that may be available to certain categories of purchasers) of Class T common stock sold in the primary offering solely to the extent there is a broker dealer of record with respect to such Class T share that has entered a currently effective selected dealer agreement or servicing agreement that provides for the payment to such broker dealer of the stockholder servicing fee with respect to such Class T share, and such broker dealer of record is in compliance with the applicable terms of such selected dealer agreement or servicing agreement related to such payment. Such terms include providing ongoing services to the holder of the Class T share, which services would generally include (i) offering to meet with the holder of the Class T share no less than annually to provide overall guidance on the holder’s investment in us, including discussing the mechanics of the dividend reinvestment plan, share redemption program or a tender offer, or to answer questions about the account statement or valuations, and (ii) discussing with the holder of the Class T share, upon such holder’s request, any questions related to the holder’s investment in us. While we expect that the broker dealer of record for a Class A stockholder may provide similar services to a Class A stockholder, they are under no contractual obligation to do so and we will not pay a stockholder servicing fee for such services. To the extent payable, the stockholder servicing fee will accrue daily and be paid monthly in arrears, and the dealer manager will reallow 100% of the stockholder servicing fee to such broker dealer of record for services provided to Class T stockholders after the initial sale of the class T share.  If the broker dealer of record with respect to a Class T share has changed during a calendar month, the broker dealer of record as of the end of the month with respect to such Class T share will be entitled to the full amount of the stockholder servicing fee accrued for that month; provided, however, that if the broker dealer of record has changed during a calendar month in conjunction with a change in the registered holder of the Class T share, the servicing fee accrued for the month will be prorated among the broker dealers of record associated with the account.  In the event of a change in the broker dealer the stockholder servicing fee will only be paid to the extent that the new broker dealer has signed a selected dealer agreement or servicing agreement that provides for the payment to such broker dealer of the stockholder servicing fee with respect to such Class T shares and such broker dealer of record is in compliance with the applicable terms of such selected dealer agreement or servicing agreement related to such payment. In addition, no stockholder servicing fee will be paid with respect to Class T shares purchased through the dividend reinvestment plan or issued pursuant to a stock dividend; however, the stockholder servicing fee payable with respect to Class T shares purchased in the primary offering will be allocated to the Class T shares as a class expense.  The stockholder servicing fee therefore will impact the distributions payable on all Class T shares and may impact the NAV of all Class T shares if the amount of the stockholder servicing fee payable on the Class T shares sold in the primary offering exceeds amounts available for distribution to holders of Class A shares.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the financing of our real estate investment portfolio and operations. We are also exposed to the effects of changes in interest rates as a result of the origination of a mortgage loan. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We may manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.
As of June 30, 2016, we owned one fixed-rate real estate loan receivable. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate real estate loan receivable unless such instrument matures or is otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instrument. At June 30, 2016, the fair value and carrying value of our fixed rate real estate loan receivable was $3.4 million. The fair value estimate of our real estate loan receivable is estimated using an internal valuation model that considers the expected cash flows for the loan, underlying collateral value and the estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. As we expect to hold our fixed rate instrument to maturity and the amounts due under such instrument would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instrument, would have a significant impact on our operations.

Conversely, movements in interest rates on variable rate debt would change our future earnings and cash flows, but would not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. As of June 30, 2016, we were exposed to market risks related to fluctuations in interest rates on $103.9 million of variable rate debt outstanding. Based on interest rates as of June 30, 2016, if interest rates were 100 basis points higher during the 12 months ending June 30, 2017, interest expense on our variable rate debt would increase by $1.0 million. As of June 30, 2016, one-month LIBOR was 0.46505% and if the LIBOR index was reduced to 0% during the 12 months ending June 30, 2017, interest expense on our variable rate debt would decrease by $0.5 million.
The annual effective interest rate of our fixed rate real estate loan receivable as of June 30, 2016 was 11.7%. The effective interest rate represents the effective interest rate as of June 30, 2016, using the interest method, which we use to recognize interest income on our real estate loan receivable. The weighted-average interest rate of our variable rate debt as of June 30, 2016 was 3.1%.  The weighted-average interest rate represent the actual interest rate in effect as of June 30, 2016 (consisting of the contractual interest rate and the effect of interest rate caps, if applicable), using interest rate indices as of June 30, 2016 where applicable.
For a discussion of the interest rate risks related to the current capital and credit markets, see “Risk Factors” herein and in the prospectus, in Part I, Item 1, “Business - Real Estate Portfolio - Market Outlook - Real Estate and Real Estate Finance Markets” and Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Market Outlook - Real Estate and Real Estate Finance Markets” contained in our Annual Report on Form 10-K for the year ended December 31, 2015, incorporated by reference herein and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Market Outlook - Real Estate and Real Estate Finance Markets” herein.
A Clarification to the Tax Treatment of Stock Dividends
We believe that any stock dividends should be tax-free transactions for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new” common stock should be computed by dividing the adjusted tax basis of the old common stock by the total number of shares, old and new. The holding period of the common stock received in such non-taxable distribution is expected to begin on the date the taxpayer acquired the common stock on which such stock dividend is being made. Stockholders should consult their own tax advisors regarding the tax consequences of any stock dividends.
Experts
The consolidated financial statements of KBS Strategic Opportunity REIT II, Inc. appearing in its Annual Report on Form 10-K for the year ended December 31, 2015 (including schedule appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The carve-out financial statements of Springmaid Beach Resort and Conference Center for the nine-months ended September 30, 2014 and the year ended December 31, 2013, incorporated by reference in this prospectus from KBS Strategic Opportunity REIT II, Inc.’s Current Report on Form 8-K/A, filed with the SEC on March 17, 2015 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of AGRE NV Q&C Property Owner, LLC for the nine-months ended September 30, 2015 and the year ended December 31, 2014, incorporated by reference in this prospectus from KBS Strategic Opportunity REIT II, Inc.’s Current Report on Form 8-K/A, filed with the SEC on February 9, 2016 have been audited by Squar Milner LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The statement of revenue over certain operating expenses of Lincoln Court for the year ended December 31, 2015, incorporated by reference in this prospectus from KBS Strategic Opportunity REIT II, Inc.’s Current Report on Form 8-K/A, filed with the SEC on July 13, 2016 has been audited by Squar Milner LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statement is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of KBS Strategic Opportunity REIT II, Inc. and the notes thereto, included in this supplement, as well as “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated balance  sheets as of December 31, 2015 and December 31, 2014, the related consolidated statements of operations, equity and cash flows for the years ended December 31, 2015 and 2014 and for the period from July 3, 2013 to December 31, 2013, the related notes thereto and the accompanying financial statement schedule, all included in our Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated by reference into the prospectus.
This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause our actual results to differ from those anticipated, see “Risk Factors” in the prospectus and in supplement no. 11.
Overview
We were formed on February 6, 2013 as a Maryland corporation and elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ending December 31, 2014. On July 3, 2013, we commenced a private placement offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), to offer a maximum of $105,000,000 of shares of common stock for sale to certain accredited investors, of which $5,000,000 of shares were offered pursuant to our dividend reinvestment plan. We ceased offering shares in our private offering on August 11, 2014. KBS Capital Markets Group LLC, an affiliate of our advisor, served as the dealer manager of the offering pursuant to a dealer manager agreement and was responsible for marketing our shares in the offering.
On November 14, 2013, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to register for sale to the public a maximum of 180,000,000 shares of common stock, of which 80,000,000 shares were to be offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on August 12, 2014 and we retained KBS Capital Markets Group LLC to serve as the dealer manager of the initial public offering pursuant to a dealer manager agreement. On February 11, 2016, we filed an amended registration statement on Form S-11 with the SEC to offer a second class of common stock designated as Class T shares and to designate our initially offered and outstanding common stock as Class A shares. Pursuant to the amended registration statement, we are offering to sell any combination of Class A and Class T shares in our primary offering and dividend reinvestment plan offering but in no event may we sell more than 180,000,000 of shares of our common stock pursuant to the offering. We commenced offering our Class T shares of our common stock for sale to the public on February 17, 2016. The dealer manager is responsible for marketing our shares in this offering.
We intend to use substantially all of the net proceeds from our offerings to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments located in the United States and Europe. Such investments will include the acquisition of distressed debt, the origination and acquisition of mortgage, mezzanine, bridge and other real estate-related loans, investment in opportunistic real estate and investments in real estate-related debt securities such as residential and commercial mortgage-backed securities and collateralized debt obligations. We may also invest in entities that make similar investments. Although this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego what we believe to be a good investment because it does not precisely fit our expected portfolio composition. As of June 30, 2016, we owned two hotel properties, two office properties, an investment in an unconsolidated entity and had originated a first mortgage loan.
As of June 30, 2016, we had sold 7,424,550 and 953,310 shares of Class A and Class T common stock, respectively, for aggregate gross offering proceeds of $82.6 million in this offering, including 92,355 and 126 shares of Class A and Class T of common stock under our dividend reinvestment plan, respectively, for aggregate gross offering proceeds of $0.9 million. Also as of June 30, 2016, we had redeemed 2,117 shares of Class A common stock for $19,000.
As of June 30, 2016, we had sold 3,619,851 shares of Class A common stock for gross offering proceeds of $32.2 million in our private offering. Additionally, on April 2, 2014 and July 31, 2014, we issued 120,106 shares and 132,116 shares of Class A common stock for $1.0 million and $1.1 million, respectively, in separate private transactions exempt from the registration requirements of the Securities Act.

We have no employees and KBS Capital Advisors LLC (“KBS Capital Advisors”) has served as our external advisor since commencement of the private offering. As our advisor, KBS Capital Advisors manages our day-to-day operations and manages our portfolio of real estate properties and real estate-related investments. KBS Capital Advisors will make recommendations on all investments to our board of directors. All proposed investments must be approved by at least a majority of our board of directors, including a majority of the conflicts committee. Unless otherwise provided by our charter, the conflicts committee may approve a proposed investment without action by the full board of directors if the approving members of the conflicts committee constitute at least a majority of the board of directors. KBS Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf.
We have formed a strategic relationship with STAM, a commercial real estate investment and asset management firm headquartered in Paris, France to support us and our advisor in connection with any investments we may make in Europe. Our advisor has entered a sub-advisory agreement with STAM, pursuant to which STAM will provide real estate acquisition and portfolio management services to our advisor in connection with any investments we may make in Europe. For investments in Europe we make directly and our ownership interest is 100%, our advisor will compensate STAM for its services in sourcing and managing these investments from the fees its earns from us under the advisory agreement with us and we will pay STAM no additional compensation. We, along with our advisor, expect to enter a letter agreement with STAM that sets forth general compensation terms with respect to investments we make through STAM, other than through our direct investment in value-added real estate and distressed debt in Europe (which are governed by the sub-advisory agreement between STAM and our advisor). We can give no assurances as to the number, if any, of investments we may make in Europe.
Market Outlook - Real Estate and Real Estate Finance Markets
The following discussion is based on management’s beliefs, observations and expectations with respect to the real estate and real estate finance markets.
Current conditions in the global capital markets remain volatile. Prior to the June 23, 2016 vote in the United Kingdom in favor of leaving the European Union, economic data and financial market developments suggested that the global economy was improving, although at a slow incremental rate. Growth in most advanced economies remained lackluster, with low potential growth and a gradual closing of output gaps. Prospects remained uneven across emerging markets and developing economies, with some improvement for a few large emerging markets, in particular Brazil and Russia, pointing to a modest upward revision to 2017 global growth relative to the International Monetary Fund’s April 2016 forecast.
The outcome of the U.K. vote, which surprised global financial markets, implies downside risk for the world economy. As a result, the International Monetary Fund recently downgraded the global outlook for 2016 and 2017, despite the better-than-expected performance in early 2016. This downgrade in outlook reflects the expected macroeconomic consequences of a sizable increase in uncertainty, including on the political front. This uncertainty is projected to take a toll on both business and consumer confidence and investment. The initial financial market reaction was severe but generally orderly. As of mid-July 2016, the Great Britain Pound was weakened by about 10 percent since the June 23, 2016 vote; despite some rebound, equity prices are lower in some sectors, especially for European banks; and yields on higher quality assets have declined. Historically low interest rates have been reached in many developed nations.
In the United States, economic growth has been relatively steady and modest. In the United States, first-quarter growth was 0.8%, which was weaker than expected, triggering a downward revision of 0.2% to the 2016 growth forecast. The high-frequency indicators point to a pick up in growth in the U.S. economy in the second quarter and for the remainder of the year, consistent with fading headwinds from a strong U.S. dollar and lower energy sector investment. The impact of Brexit is projected to be muted for the United States, as lower long-term interest rates and a more gradual path of monetary policy normalization in the United States are expected to broadly offset larger corporate spreads, a stronger U.S. dollar, and some decline in confidence in the U.S. economy.
The low interest rate policy of the Federal Reserve Board remains in place. While the U.S. Federal Reserve appeared ready to raise interest rates in in the second half of 2016, increased global geopolitical and economic risks seem to have muted those expectations until late 2016 or early 2017.
Europe and Japan continue to engage in unconventional monetary policy. Asset purchases and stimulus programs in both regions have driven interest rates and investment yields to new lows. Both regions now have historically low interest rates, with some government and corporate bonds trading with negative yields. While the intent of these policies is to spur economic growth, the size of these programs is unprecedented, and the ultimate impact on those economies and the broader global financial system remains unknown.
With the backdrop of increasing levels of global political conflict, and weaker international economic conditions, the U.S. dollar has remained a safe haven currency. Slowing economic growth, poor corporate earnings and increased global geopolitical risks have caused the markets to discount the likelihood of substantial ongoing tightening of monetary policy. This, in turn, has kept the U.S. yield curve near all-time lows.

The U.S. commercial real estate market continues to benefit from inflows of foreign capital. In 2015, commercial real estate transaction volumes increased 23%, making 2015 the second highest level of investment volume, behind only 2007. However, in the first half of 2016, this trend appears to be slowing. Despite international equity capital continuing to flow into the U.S. markets, lenders have cooled to the market. For balance sheet lenders, such as banks and insurance companies, underwriting standards have been tightened. This has resulted in lower loan-to-value and coverage ratios. The lack of CMBS lending has added pressure to the situation as CMBS lenders are trying to adjust to the new securitization rules which require issuers to maintain an ongoing equity stake in pooled transactions. These trends have led to increased uncertainty in the level and cost of debt for commercial properties, and in turn has injected some volatility into commercial real estate markets.
Liquidity and Capital Resources
We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate and real estate-related investments and conduct our operations from the proceeds of this offering, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2016, we had sold 8,377,860 shares of common stock for gross offering proceeds of $82.6 million in this offering. Additionally, we sold 3,619,851 shares of common stock in our private offering for gross offering proceeds of $32.2 million.
On January 7, 2015, we broke escrow in this offering. If we are unable to raise substantially more funds in this offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a REIT, regardless of whether we are able to raise substantial funds in the this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.
Our hotel properties generate cash flow in the form of room, food, beverage and convention services, campground and other revenues, which are reduced by hotel expenses, capital expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from our hotel properties are primarily dependent upon the occupancy levels of our hotels, the average daily rates and how well we manage our expenditures. The following table provides summary information regarding our hotel properties as of June 30, 2016:

Property	Number of Rooms	Percentage Occupied for the Six Months Ended June 30, 2016	Average Revenue per Available Room	Average Daily Rate
Springmaid Beach Resort (1)	452	77.3%	$80.32	$103.87
Q&C Hotel	196	61.0%	$102.30	$167.83
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(1) In November 2015, Springmaid Beach Resort took 238 rooms of the 452 rooms available offline to complete the renovation of a building. The 238 rooms were excluded from the percentage occupied and average revenue per available room for the period they were offline. In January 2016, the 238 rooms were put back into service and the remaining 214 rooms were taken offline to complete renovations. In May 2016, these 214 rooms were put back into service. Rooms not in service were excluded from the percentage occupied and average revenue per available room for the period they were offline.
Our office properties generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures, capital expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from office properties is primarily dependent upon the occupancy level of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of June 30, 2016, we owned two office properties that were 90% occupied.
Our real estate-related investment generates cash flow in the form of interest income, which is reduced by the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from our real estate-related investment is primarily dependent on the operating performance of the underlying collateral and the borrower’s ability to make its debt service payments. As of June 30, 2016, the borrower under our real estate loan receivable was current on all contractual debt service payments to us.
As of June 30, 2016, we had mortgage debt obligations in the aggregate principal amount of $103.9 million, with a weighted-average remaining term of 2.5 years. As of June 30, 2016, $7.7 million was available under our mortgage loans for future disbursements to be used for renovation costs and tenant improvement costs, subject to certain terms and conditions contained in the loan documents.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions, the dealer manager fee and the stockholder servicing fee and payments to the dealer manager and our advisor for reimbursement of certain commercially reasonable organization and offering expenses, provided that no reimbursements made by us to our advisor or dealer manager may cause total organization and offering expenses incurred by us (including selling commissions, dealer manager fees and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from our public offering as of the date of reimbursement. As of June 30, 2016, our advisor has incurred organization and offering expenses on our behalf related to this offering of approximately $7.1 million. There was no limit on the organization and offering expenses we could incur in connection with our private offering. In addition, at the termination of the primary portion of this offering, our advisor and our affiliates will reimburse us to the extent that the organization and other offering expenses (which exclude selling commissions, dealer manager fees and stockholder servicing fees) paid directly or reimbursed by us in connection with the primary portion of this offering, regardless of when incurred, exceed 1.0% of gross offering proceeds from the primary portion of this offering. The Advisor and its affiliates will be responsible for any organization and other offering expenses related to the primary portion of this offering to the extent they exceed 1.0% of gross proceeds from the primary portion of the Public Offering as of the termination of the primary portion of this offering. As of June 30, 2016, our advisor had incurred offering expenses on our behalf related to our private offering of $1.0 million, all of which have been reimbursed from proceeds from our now terminated private offering. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us. Our currently effective advisory agreement expires August 12, 2017 but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of KBS Capital Advisors and our conflicts committee.
Among the fees payable to our advisor is an asset management fee. We will pay our advisor a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the cost of our investments and (ii) 2.0% of the sum of the cost of our investments, less any debt secured by or attributable to the investments. The cost of the real property investments will be calculated as the amount paid or allocated to acquire the real property, including the cost of any subsequent development, construction or improvements to the property and including fees and expenses related thereto (but excluding acquisition fees paid or payable our advisor). The cost of the loans and any investments other than real property will be calculated as the lesser of (x) the amount actually paid or allocated to acquire or fund the loan or other investment, including fees and expenses related thereto (but excluding acquisition fees paid or payable to our advisor) and (y) the outstanding principal amount of such loan or other investment, including fees and expenses related to the acquisition or funding of such investment (but excluding acquisition fees paid or payable to our advisor) as of the time of calculation. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment.
In addition, an affiliate of our advisor, KBS Management Group, was recently formed to provide property management services with respect to certain properties owned by KBS-advised companies.  In the future, we may engage KBS Management Group with respect to one or more of our properties to provide property management services.  With respect to any such properties, we would expect to pay KBS Management Group a monthly fee equal to a percentage of the rent (to be determined on a property by property basis, consistent with current market rates).
We have elected to be taxed as a REIT and operate as a REIT. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.
Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended June 30, 2016 exceeded the charter imposed limitation; however, the conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our operations.

Cash Flows from Operating Activities
We commenced operations on September 4, 2014 in connection with our first investment. As of June 30, 2016, we owned two hotel properties, two office properties, one first mortgage loan and an investment in an unconsolidated entity. During the six months ended June 30, 2016, net cash provided by operating activities was $1.0 million, compared to net cash provided by operating activities of $1.6 million during the six months ended June 30, 2015. We expect that our cash flows from operating activities will generally increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments and the related operations of such real estate investments.
Cash Flows from Investing Activities
Net cash used in investing activities was $64.6 million for the six months ended June 30, 2016 and primarily consisted of the following:

•	$51.3 million for the acquisition of one office property;

•	$10.8 million of improvements to real estate; and

•	$2.4 million for an investment in an unconsolidated entity.
Cash Flows from Financing Activities
Net cash provided by financing activities was $72.5 million for the six months ended June 30, 2016 and primarily consisted of the following:

•	$41.6 million of net cash provided by debt financing as a result of proceeds from notes payable of $42.1 million, partially offset by payments of deferred financing costs of $0.5 million;

•	$30.8 million of net cash provided by offering proceeds related to this offering, net of payments of commissions, dealer manager fees and other organization and offering costs of $2.5 million;

•	$0.2 million of noncontrolling interest contributions; and

•	$0.2 million of net cash distributions, after giving effect to distributions reinvested by stockholders of $0.3 million.
In order to execute our investment strategy, we utilize secured debt and we may, to the extent available, utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest risks, are properly balanced with the benefit of using leverage. Once we have fully invested the proceeds of this offering, we expect our debt financing will be 60% or less of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves); however, we may exceed that limit if a majority of the Conflicts Committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of June 30, 2016, our borrowings and other liabilities were approximately 53% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets.
Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of June 30, 2016 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	Remainder of 2016	2017-2018	2019-2020	Thereafter
Outstanding debt obligations (1)	$103,900	$—	$70,400	$33,500	$—
Interest payments on outstanding debt obligations (2)	7,385	1,596	4,738	1,051	—
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(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amounts, maturity dates and interest rates in effect at June 30, 2016. We incurred interest expense of $1.2 million, excluding amortization of deferred financing costs of $0.2 million and unrealized loss on interest rate cap of $42,000 and including interest capitalized of $72,000 for the six months ended June 30, 2016.

Results of Operations
Overview
As of June 30, 2015, we had originated one first mortgage loan and acquired one hotel property. As of June 30, 2016, we owned two hotel properties, two office properties, one first mortgage loan and an investment in an unconsolidated entity. We funded the acquisitions of these investments with proceeds from our terminated private offering, initial public offering and debt financing. Our results of operations for the three and six months ended June 30, 2016 are not indicative of those in future periods as we commenced operations on September 4, 2014 in connection with our first investment and expect to make future acquisitions of real estate and real estate-related investments. In general, we expect that our revenue and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.
Comparison of the three months ended June 30, 2016 versus the three months ended June 30, 2015
The following table provides summary information about our results of operations for the three months ended June 30, 2016 and 2015 (dollar amounts in thousands):

	Three Months Ended June 30,		Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions (1)	$ Change Due to Investments Held Throughout Both Periods (2)
	2016	2015
Hotel revenues	$8,318	$5,192	$3,126	60%	$2,376	$750
Office revenue	1,058	—	1,058	n/a	1,058	—
Interest income from real estate loan receivable	99	97	2	2%	—	2
Hotel expenses	4,943	3,179	1,764	55%	1,252	512
Office expenses	260	—	260	n/a	260	—
Asset management fees to affiliate	299	85	214	252%	179	35
Real estate acquisition fees to affiliate	1,341	—	1,341	n/a	1,341	—
Real estate acquisition fees and expenses	128	—	128	n/a	128	—
General and administrative expenses	708	591	117	20%	n/a	n/a
Depreciation and amortization	1,705	183	1,522	832%	1,291	231
Interest expense	783	280	503	180%	483	20
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(1) Represents the dollar amount increase (decrease) for the three months ended June 30, 2016 compared to the three months ended June 30, 2015 related to real estate acquired on or after April 1, 2015.
(2) Represents the dollar amount increase (decrease) for the three months ended June 30, 2016 compared to the three months ended June 30, 2015 with respect to real estate and real estate-related investments owned by us during the entire periods presented.
Hotel revenues increased from $5.2 million for the three months ended June 30, 2015 to $8.3 million for the three months ended June 30, 2016 as a result of the acquisition of Q&C Hotel in December 2015 and increases in occupancy and average daily rate with respect to the Springmaid Beach Resort. We expect hotel revenues to increase in future periods as a result of the ongoing improvements in connection with the re-branding strategy of our hotel properties. Office revenue for the three months ended June 30, 2016 was $1.1 million. We expect office revenue to increase in future periods as a result of holding the assets acquired in 2016 for an entire period and anticipated future acquisitions of real estate properties.
Interest income from our real estate loan receivable, recognized using the interest method, remained consistent at $0.1 million for the three months ended June 30, 2015 and 2016.
Hotel expenses increased from $3.2 million for the three months ended June 30, 2015 to $4.9 million for the three months ended June 30, 2016 as a result of the acquisition of Q&C Hotel. Office expenses for the three months ended June 30, 2016 were $0.3 million. We expect total expenses to increase in future periods as a result of anticipated future acquisitions of real estate properties.
Asset management fees to affiliate increased from $0.1 million for the three months ended June 30, 2015 to $0.3 million for the three months ended June 30, 2016 primarily due to the growth of our real estate portfolio. We expect asset management fees to increase in future periods as a result of holding the assets acquired in 2016 for an entire period and anticipated future acquisitions of real estate properties. All asset management fees incurred as of June 30, 2016 have been paid.
Real estate acquisition fees and expenses to affiliate and non-affiliates were $1.5 million for the three months ended June 30, 2016. We acquired one real estate property for $51.3 million during the three months ended June 30, 2016. During the three months ended June 30, 2015, we did not acquire any real estate properties. We expect real estate acquisition fees and expenses to vary in future periods based upon acquisition activity.

General and administrative expenses increased from $0.6 million for the three months ended June 30, 2015 to $0.7 million for the three months ended June 30, 2016 primarily due to the growth of our real estate portfolio. We expect general and administrative costs to increase in future periods as we acquire additional investments but to decrease as a percentage of total revenue.
Depreciation and amortization expenses increased from $0.2 million for the three months ended June 30, 2015 to $1.7 million for the three months ended June 30, 2016 primarily due to the growth of our real estate portfolio. We expect depreciation and amortization expenses to increase in future periods as a result of holding the assets acquired in 2016 for an entire period and anticipated future acquisitions of real estate properties.
Interest expense increased from $0.3 million for the three months ended June 30, 2015 to $0.8 million for the three months ended June 30, 2016 primarily due to increased borrowings in connection with our acquisition activity. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the amount of proceeds raised in this offering, the availability and cost of debt financing, and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.
Comparison of the six months ended June 30, 2016 versus the six months ended June 30, 2015
The following table provides summary information about our results of operations for the six months ended June 30, 2016 and 2015 (dollar amounts in thousands):

	Six Months Ended June 30,		Increase	Percentage Change	$ Change Due to Acquisitions (1)	$ Change Due to Investments Held Throughout Both Periods (2)
	2016	2015
Hotel revenues	$11,965	$6,896	$5,069	74%	$4,254	$815
Office revenue	1,397	—	1,397	n/a	1,397	—
Interest income from real estate loan receivable	197	193	4	2%	—	4
Hotel expenses	8,309	5,416	2,893	53%	2,234	659
Office expenses	339	—	339	n/a	339	—
Asset management fees to affiliate	549	168	381	227%	317	64
Real estate acquisition fees to affiliate	1,341	—	1,341	n/a	1,341	—
Real estate acquisition fees and expenses	128	—	128	n/a	128	—
General and administrative expenses	1,406	944	462	49%	n/a	n/a
Depreciation and amortization	2,986	365	2,621	718%	2,043	578
Interest expense	1,448	579	869	150%	878	(9)
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(1) Represents the dollar amount increase (decrease) for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 related to real estate acquired on or after January 1, 2015.
(2) Represents the dollar amount increase (decrease) for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 with respect to real estate and real estate-related investments owned by us during the entire periods presented.
Hotel revenues increased from $6.9 million for the six months ended June 30, 2015 to $12.0 million for the six months ended June 30, 2016 as a result of the acquisition of Q&C Hotel in December 2015 and increases in occupancy and average daily rate with respect to the Springmaid Beach Resort. We expect hotel revenues to increase in future periods as a result of the ongoing improvements in connection with the re-branding strategy of our hotel properties. Office revenue for the six months ended June 30, 2016 was $1.4 million. We expect office revenue to increase in future periods as a result of holding the assets acquired in 2016 for an entire period and anticipated future acquisitions of real estate properties.
Interest income from our real estate loan receivable, recognized using the interest method, remained consistent at $0.2 million for the six months ended June 30, 2015 and 2016.
Hotel expenses increased from $5.4 million for the six months ended June 30, 2015 to $8.3 million for the six months ended June 30, 2016 as a result of the acquisition of Q&C Hotel. Office expenses for the six months ended June 30, 2016 were $0.3 million. We expect total expenses to increase in future periods as a result of anticipated future acquisitions of real estate properties.
Asset management fees to affiliate increased from $0.2 million for the six months ended June 30, 2015 to $0.5 million for the six months ended June 30, 2016 primarily due to the growth of our real estate portfolio. We expect asset management fees to increase in future periods as a result of holding the assets acquired in 2016 for an entire period and anticipated future acquisitions of real estate properties. All asset management fees incurred as of June 30, 2016 have been paid.

Real estate acquisition fees and expenses to affiliate and non-affiliates were $1.5 million for the six months ended June 30, 2016. We acquired one real estate property for $51.3 million during the six months ended June 30, 2016. During the six months ended June 30, 2015, we did not acquire any real estate properties. We expect real estate acquisition fees and expenses to vary in future periods based upon acquisition activity.
General and administrative expenses increased from $0.9 million for the six months ended June 30, 2015 to $1.4 million for the six months ended June 30, 2016 primarily due to the growth of our real estate portfolio. We expect general and administrative costs to increase in future periods as we acquire additional investments but to decrease as a percentage of total revenue.
Depreciation and amortization expenses increased from $0.4 million for the six months ended June 30, 2015 to $3.0 million for the six months ended June 30, 2016 primarily due to the growth of our real estate portfolio. We expect depreciation and amortization expenses to increase in future periods as a result of holding the assets acquired in 2016 for an entire period and anticipated future acquisitions of real estate properties.
Interest expense increased from $0.6 million for the six months ended June 30, 2015 to $1.4 million for the six months ended June 30, 2016 primarily due to increased borrowings in connection with our acquisition activity. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the amount of proceeds raised in this offering, the availability and cost of debt financing, and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.
Funds from Operations, Modified Funds from Operations and Adjusted Modified Funds from Operations
We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.
Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. Items such as acquisition fees and expenses, which had previously been capitalized prior to 2009, are currently expensed and accounted for as operating expenses. As a result, our management also uses modified funds from operations (“MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. MFFO excludes from FFO: acquisition fees and expenses; adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above- and below-market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark-to-market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Investment Program Association (“IPA”) in November 2010 as interpreted by management. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.
In addition, our management uses an adjusted MFFO (“Adjusted MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. Adjusted MFFO provides adjustments to reduce MFFO related to operating expenses that are capitalized with respect to certain of our investments in undeveloped land.

We believe that MFFO and Adjusted MFFO are helpful as measures of ongoing operating performance because they exclude costs that management considers more reflective of investing activities and other non-operating items included in FFO.  Management believes that excluding acquisition costs from MFFO and Adjusted MFFO provides investors with supplemental performance information that is consistent with management’s analysis of the operating performance of the portfolio over time, including periods after our acquisition stage.  MFFO and Adjusted MFFO also exclude non-cash items such as straight-line rental revenue.  Additionally, we believe that MFFO and Adjusted MFFO provide investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance.  MFFO provides comparability in evaluating the operating performance of our portfolio with other non-traded REITs which typically have limited lives with short and defined acquisition periods and targeted exit strategies.  MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.
FFO, MFFO and Adjusted MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO, MFFO and Adjusted MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO, MFFO and Adjusted MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO, MFFO and Adjusted MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO, MFFO and Adjusted MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures.
Although MFFO includes other adjustments, the exclusion of straight-line rent amortization of above- and below-market leases and acquisition fees and expenses, are the most significant adjustments for the periods presented.  We have excluded these items based on the following economic considerations:

•
Adjustments for straight-line rent.  These are adjustments to rental revenue as required by GAAP to recognize contractual lease payments on a straight-line basis over the life of the respective lease.  We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the current economic impact of our in-place leases, while also providing investors with a useful supplemental metric that addresses core operating performance by removing rent we expect to receive in a future period or rent that was received in a prior period;

•
Amortization of above- and below-market leases.  Similar to depreciation and amortization of real estate assets and lease related costs that are excluded from FFO, GAAP implicitly assumes that the value of intangible lease assets and liabilities diminishes predictably over time and requires that these charges be recognized currently in revenue.  Since market lease rates in the aggregate have historically risen or fallen with local market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate; and

•
Acquisition fees and expenses. Acquisition fees and expenses related to the acquisition of real estate are expensed. Although these amounts reduce net income, we exclude them from MFFO to more appropriately present the ongoing operating performance of our real estate investments on a comparative basis. Additionally, acquisition costs have been funded from the proceeds from our private and public offerings as well as from debt financings, and not from our operations. We believe this exclusion is useful to investors as it allows investors to more accurately evaluate the sustainability of our operating performance.

Adjusted MFFO includes adjustments to reduce MFFO related to real estate taxes, property insurance and financing costs which are capitalized with respect to certain renovation projects.  We have included adjustments for the costs incurred necessary to bring these investments to their intended use, as these costs are recurring operating costs that are capitalized in accordance with GAAP and not reflected in our net income (loss), FFO and MFFO.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table, along with our calculations of MFFO and Adjusted MFFO, for the three and six months ended June 30, 2016 and 2015 (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2016	2015	2016	2015
Net (loss) income attributable to common stockholders	$(810)	$835	$(2,903)	$(411)
Depreciation of real estate assets	1,119	144	2,235	287
Amortization of lease-related costs	586	39	751	78
Adjustments for noncontrolling interests (1)	(104)	(18)	(215)	(36)
FFO attributable to common stockholders	791	1,000	(132)	(82)
Straight-line rent and amortization of above- and below-market leases	(173)	—	(174)	—
Amortization of discounts and closing costs	(17)	(15)	(34)	(30)
Real estate acquisition fees to affiliate	1,341	—	1,341	—
Real estate acquisition fees and expenses	128	—	128	—
Adjustments for noncontrolling interests (1)	—	—	—	—
MFFO attributable to common stockholders	2,070	985	1,129	(112)
Other capitalized operating expenses (2)	(44)	—	(93)	—
Adjustments for noncontrolling interests - consolidated entity (1)	4	—	9	—
Adjusted MFFO attributable to common stockholders	$2,030	$985	$1,045	$(112)
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(1) Reflects adjustments to eliminate the noncontrolling interest holders’ share of the adjustments to convert our net (loss) income attributable to common stockholders to FFO, MFFO and Adjusted MFFO.
(2) Reflects real estate taxes, property insurance and financing costs that are capitalized with respect to certain renovation projects. During the time in which we are incurring costs necessary to bring these investments to their intended use, certain normal recurring operating costs are capitalized in accordance with GAAP and not reflected in our net (loss) income, FFO and MFFO.
FFO, MFFO and Adjusted MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, MFFO and Adjusted MFFO, such as tenant improvements, building improvements and deferred leasing costs. We expect FFO, MFFO and Adjusted MFFO to improve in future periods to the extent that we continue to lease up vacant space and acquire additional assets. We expect FFO, MFFO and Adjusted MFFO to decrease as a result of dispositions.
Organization and Offering Costs
Our organization and offering costs (other than selling commissions, dealer manager fees and the stockholder servicing fee) may be paid by our advisor, the dealer manager or their affiliates on our behalf or may be paid directly by us. These offering costs include all expenses incurred in connection with our offerings. Organization costs include all expenses incurred in connection with our formation, including but not limited to legal fees and other costs to incorporate.
During our private offering, there was no limit on the amount of organization and offering costs we could incur. As of June 30, 2016, we had recorded $1.0 million of offering costs (other than selling commissions and dealer manager fees) related to our private offering, all of which were initially paid by our advisor or its affiliates on our behalf and subsequently reimbursed by us.
During this offering, pursuant to the advisory agreement and dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of us, provided that no reimbursements made by us to our advisor or the dealer manager may cause total organization and offering expenses incurred by us (including selling commissions, dealer manager fees, the stockholder servicing fee to exceed 15% of the aggregate gross proceeds from this offering as of the date of reimbursement. In addition, at the termination of the primary portion of this offering, our advisor and our affiliates will reimburse us to the extent that the organization and other offering expenses (which exclude selling commissions, dealer manager fees and stockholder servicing fees) paid directly or reimbursed by us in connection with the primary portion of this offering, regardless of when incurred, exceed 1.0% of gross offering proceeds from the primary portion of this offering. The Advisor and its affiliates will be responsible for any organization and other offering expenses related to the primary portion of this offering to the extent they exceed 1.0% of gross proceeds from the primary portion of the Public Offering as of the termination of the primary portion of this offering.

Through June 30, 2016, the Advisor and its affiliates had incurred organization and other offering costs on our behalf in connection with the Public Offering of approximately $7.1 million. As of June 30, 2016, we had paid $6.6 million in selling commissions and dealer manager fees. As of December 31, 2015, we had paid or accrued $3.3 million of other organization and offering expenses. Subsequent to December 31, 2015, we reversed $2.2 million of accrued organization and offering expenses due to affiliates as a result of an amendment to the advisory agreement, which limits other offering costs to 1.0% of gross proceeds from the primary portion of this offering as noted above. As of June 30, 2016, we had recorded $0.8 million of other organization and offering expenses, which amount represents our maximum liability for organization and offering costs as of June 30, 2016 based on the 1.0% limitation described above.
Critical Accounting Policies
Our consolidated interim financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. A discussion of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC. There have been no significant changes to our policies during 2016.
Incorporation of Certain Information by Reference
We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the Securities and Exchange Commission (“SEC”). The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the website maintained for us, other KBS-sponsored programs and our advisor and its affiliates at www.kbsreits.com (URL for documents: https://kbs-cmg.com/offerings/kbs-strategic-opportunity-reit-ii/investor-information/). There is additional information about us and our affiliates at our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.
The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-192331), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2016 filed with the SEC on May 12, 2016;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on March 22, 2016;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 19, 2016;

•	Current Report on Form 8-K/A filed with the SEC on July 13, 2016;

•	Current Report on Form 8-K filed with the SEC on July 8, 2016;

•	Current Report on Form 8-K filed with the SEC on May 23, 2016;

•	Current Report on Form 8-K filed with the SEC on April 25, 2016;

•	Current Report on Form 8-K filed with the SEC on February 22, 2016;

•	Current Report on Form 8-K/A filed with the SEC on February 9, 2016;

•	Current Report on Form 8-K/A filed with the SEC on March 17, 2015; and

•	Registration Statement on Form 8-A filed with the SEC on April 16, 2015.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (or incorporated into the documents that this prospectus incorporates by reference). To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:
KBS Capital Markets Group LLC
800 Newport Center Drive, Suite 700
Newport Beach, California 92660
Telephone: (866) 527-4264
Fax: (949) 417-6501
www.kbs-cmg.com
The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.
Where You Can Find More Information
We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov. We have filed with the SEC a registration statement relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2016	December 31, 2015
	(unaudited)
Assets
Real estate, net	$170,581	$109,973
Real estate loan receivable, net	3,406	3,372
Total real estate and real estate-related investments, net	173,987	113,345
Cash and cash equivalents	33,649	24,768
Restricted cash	305	598
Investment in unconsolidated entity	2,471	—
Rents and other receivables	1,786	311
Above-market leases, net	25	37
Prepaid expenses and other assets	1,651	670
Total assets	$213,874	$139,729
Liabilities and equity
Notes payable, net	$102,737	$60,836
Accounts payable and accrued liabilities	4,840	3,885
Due to affiliates	333	2,356
Below-market leases, net	1,345	—
Distributions payable	194	—
Other liabilities	2,336	818
Total liabilities	111,785	67,895
Commitments and contingencies (Note 12)
Redeemable common stock	1,359	1,092
Equity
KBS Strategic Opportunity REIT II, Inc. stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Class A common stock, $.01 par value per share; 500,000,000 shares authorized, 12,178,434 and 9,619,143 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively	122	96
Class T common stock, $.01 par value per share; 500,000,000 shares authorized, 953,935 and none issued and outstanding as of June 30, 2016 and December 31, 2015, respectively	9	—
Additional paid-in capital	113,873	79,622
Cumulative distributions and net losses	(17,804)	(13,266)
Accumulated other comprehensive income	13	—
Total KBS Strategic Opportunity REIT II, Inc. stockholders’ equity	96,213	66,452
Noncontrolling interests	4,517	4,290
Total equity	100,730	70,742
Total liabilities and equity	$213,874	$139,729
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenues:
Hotel revenues	$8,318	$5,192	$11,965	$6,896
Office revenues	1,058	—	1,397	—
Interest income from real estate loan receivable	99	97	197	193
Total revenues	9,475	5,289	13,559	7,089
Expenses:
Hotel expenses	4,943	3,179	8,309	5,416
Office expenses	260	—	339	—
Asset management fees to affiliate	299	85	549	168
Real estate acquisition fees to affiliate	1,341	—	1,341	—
Real estate acquisition fees and expenses	128	—	128	—
General and administrative expenses	708	591	1,406	944
Depreciation and amortization	1,705	183	2,986	365
Interest expense	783	280	1,448	579
Total expenses	10,167	4,318	16,506	7,472
Other income:
Other interest income	42	11	56	14
Total other income	42	11	56	14
Net (loss) income	(650)	982	(2,891)	(369)
Net income attributable to noncontrolling interests	(160)	(147)	(12)	(42)
Net (loss) income attributable to common stockholders	$(810)	$835	$(2,903)	$(411)

Class A Common Stock:
Net (loss) income attributable to common stockholders	$(779)	$825	$(2,847)	$(406)
Net (loss) income per common share, basic and diluted	$(0.06)	$0.13	$(0.25)	$(0.07)
Weighted-average number of common shares outstanding, basic and diluted	12,152,912	6,141,733	11,595,682	5,748,545

Class T Common Stock:
Net (loss) income attributable to common stockholders	$(31)	$10	$(56)	$(5)
Net (loss) income per common share, basic and diluted	$(0.09)	$0.13	$(0.27)	$(0.07)
Weighted-average number of common shares outstanding, basic and diluted	332,585	74,430	204,635	74,430
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited)
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net (loss) income	$(650)	$982	$(2,891)	$(369)
Other comprehensive income:
Foreign currency translation gain	13	—	13	—
Total other comprehensive income	13	—	13	—
Total comprehensive (loss) income	(637)	982	(2,878)	(369)
Total comprehensive income attributable to noncontrolling interests	(160)	(147)	(12)	(42)
Total comprehensive (loss) income attributable to common stockholders	$(797)	$835	$(2,890)	$(411)
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF EQUITY
For the Year Ended December 31, 2015 and the Six Months Ended June 30, 2016 (unaudited)
(dollars in thousands)

	Common Stock				Additional Paid-in Capital	Cumulative Distributions and Net Losses	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Class A		Class T
	Shares	Amounts	Shares	Amounts
Balance, December 31, 2014	3,893,812	$39	—	$—	$31,489	$(2,527)	$—	$29,001	$1,657	$30,658
Issuance of common stock	4,959,727	49	—	—	48,924	—	—	48,973	—	48,973
Transfers to redeemable common stock	—	—	—	—	(1,092)	—	—	(1,092)	—	(1,092)
Stock dividends issued	765,604	8	—	—	7,648	(7,656)	—	—	—	—
Distributions declared	—	—	—	—	—	(1,027)	—	(1,027)	—	(1,027)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	—	—	(4,055)	—	—	(4,055)	—	(4,055)
Other offering costs	—	—	—	—	(3,292)	—	—	(3,292)	—	(3,292)
Net (loss) income	—	—	—	—	—	(2,056)	—	(2,056)	107	(1,949)
Noncontrolling interests contributions	—	—	—	—	—	—	—	—	2,532	2,532
Distribution to noncontrolling interest			—	—	—	$—	—	—	(6)	(6)
Balance, December 31, 2015	9,619,143	$96	—	$—	$79,622	$(13,266)	—	$66,452	$4,290	$70,742
Net (loss) income	—	—	—	—	—	(2,903)	—	(2,903)	12	(2,891)
Other comprehensive income	—	—	—	—	—	—	13	13	—	13
Issuance of common stock	2,464,823	25	953,310	9	33,616	—	—	33,650	—	33,650
Stock distributions declared	96,585	1	625	—	971	(972)	—	—	—	—
Redemptions of common stock	(2,117)	—	—	—	(19)	—	—	(19)	—	(19)
Transfers to redeemable common stock	—	—	—	—	(267)	—	—	(267)	—	(267)
Distributions declared	—	—	—	—	—	(663)	—	(663)	—	(663)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	—	—	(2,516)	—	—	(2,516)	—	(2,516)
Reduction of other offering costs	—	—	—	—	2,466	—	—	2,466	—	2,466
Noncontrolling interests contributions	—	—	—	—	—	—	—	—	215	215
Balance, June 30, 2016	12,178,434	$122	953,935	$9	$113,873	$(17,804)	$13	$96,213	$4,517	$100,730

See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2016 and 2015
(unaudited)

	For the Six Months Ended June 30,
	2016	2015
Cash Flows from Operating Activities:
Net loss	$(2,891)	$(369)
Adjustment to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	2,986	365
Noncash interest income on real estate-related investment	(34)	(30)
Deferred rents	(86)	—
Amortization of above-market leases	(88)	—
Amortization of deferred financing costs	243	110
Unrealized loss on derivative instrument	42	54
Changes in operating assets and liabilities:
Restricted cash for operational expenditures	419	267
Rents and other receivables	(1,389)	(325)
Prepaid expenses and other assets	(744)	58
Accounts payable and accrued liabilities	1,030	1,408
Due to affiliates	(4)	(664)
Other liabilities	1,518	759
Net cash provided by operating activities	1,002	1,633
Cash Flows from Investing Activities:
Acquisition of real estate	(51,341)	—
Improvements to real estate	(10,791)	(366)
Investment in unconsolidated entity	(2,352)	—
Restricted cash for capital expenditures	(126)	(39)
Net cash used in investing activities	(64,610)	(405)
Cash Flows from Financing Activities:
Proceeds from notes payable	42,140	—
Payments of deferred financing costs	(492)	(14)
Proceeds from issuance of common stock	33,364	16,594
Payments to redeem common stock	(19)	—
Distributions paid	(183)	—
Payments of commissions on stock sales and related dealer manager fees	(2,516)	(1,201)
Payments of other offering costs	(20)	(11)
Noncontrolling interests contributions	215	—
Distribution to noncontrolling interest	—	(6)
Net cash provided by financing activities	72,489	15,362
Net increase in cash and cash equivalents	8,881	16,590
Cash and cash equivalents, beginning of period	24,768	13,257
Cash and cash equivalents, end of period	$33,649	$29,847
Supplemental Disclosure of Cash Flow Information:
Interest paid, net of capitalized interest of $72 and $0 for the six months ended June 30, 2016 and 2015, respectively	$1,016	$351
Supplemental Disclosure of Noncash Investing and Financing Activities:
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$286	$—
Increase in accrued improvements to real estate	$—	$19
Increase in acquisition fees due to affiliate	$203	$—
Increase in other offering costs due to affiliates	$—	$1,277
Stock dividends issued	$972	$1,008
Increase in distributions payable	$194	$—
Foreign currency translation gain on investment in unconsolidated entity	$13	$—

See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016
(unaudited)

1.	ORGANIZATION
KBS Strategic Opportunity REIT II, Inc. (the “Company”) was formed on February 6, 2013 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2014 and intends to continue to operate in such a manner. The Company’s business is conducted through KBS Strategic Opportunity Limited Partnership II (the “Operating Partnership”), a Delaware limited partnership formed on February 7, 2013. The Company is the sole general partner of, and owns a 0.1% partnership interest in, the Operating Partnership. KBS Strategic Opportunity Holdings II LLC (“REIT Holdings”), a Delaware limited liability company formed on February 7, 2013, owns the remaining 99.9% partnership interest in the Operating Partnership and is the sole limited partner. The Company is the sole member and manager of REIT Holdings. The Company has three wholly owned taxable REIT subsidiaries (“TRS”), two of which lease the Company’s hotel properties and in turn contract with independent hotel management companies that manage the day-to-day operations of the Company’s hotels; the third consolidates the Company’s wholly owned TRSs.  The Company’s TRSs are subject to federal and state income tax at regular corporate tax rates.
Subject to certain restrictions and limitations, the business of the Company has been externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, since July 2013 pursuant to an advisory agreement (the “Advisory Agreement”). The Advisor conducts the Company’s operations and manages its portfolio of real estate loans, opportunistic real estate and other real estate-related investments. The Advisor has entered into a sub-advisory agreement with STAM, a real estate operating company to provide real estate acquisition and portfolio management services to the Advisor in connection with any investments the Company may make in value-added real estate, distressed debt, and real estate-related investments in Europe. On July 3, 2013, the Company issued 21,739 shares of its common stock to the Advisor at a purchase price of $9.20 per share.
The Company expects to invest in and manage a diverse portfolio of opportunistic real estate, real estate-related loans, real estate-related debt securities and other real estate-related investments located in the United States and Europe. Such investments may include the acquisition of distressed debt, the origination and acquisition of mortgage, mezzanine, bridge and other real estate-related loans, investment in opportunistic real estate and investments in real estate-related debt securities such as residential and commercial mortgage-backed securities and collateralized debt obligations. The Company may also invest in entities that make similar investments. As of June 30, 2016, the Company owned two hotel properties, two office properties, one first mortgage loan and an investment in an unconsolidated entity.
From July 3, 2013 to August 11, 2014, the Company conducted a private placement offering (the “Private Offering”) exempt from registration under Regulation D of the Securities Act of 1933, as amended (the “Act”). The Company sold 3,619,851 shares of common stock for gross offering proceeds of $32.2 million in the Private Offering.
On November 14, 2013, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of 180,000,000 shares of common stock for sale to the public (the “Public Offering”), of which 100,000,000 shares were registered in a primary offering and 80,000,000 shares were registered to be sold under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on August 12, 2014. On February 11, 2016, the Company filed an amended registration statement on Form S-11 with the SEC to offer a second class of common stock designated as Class T shares and to designate its initially offered and outstanding common stock as Class A shares. Pursuant to the amended registration statement, the Company is offering to sell any combination of Class A and Class T shares in the Public Offering but in no event may the Company sell more than 180,000,000 of shares of its common stock pursuant to the Public Offering. The Company commenced offering Class T shares of our common stock for sale to the public on February 17, 2016.  The dealer manager is responsible for marketing the shares in the Public Offering. KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Advisor, serves as the dealer manager of the Public Offering pursuant to a dealer manager agreement originally dated August 12, 2014 and amended and restated February 17, 2016 (the “Dealer Manager Agreement”). Previously the Dealer Manager served as dealer manager for the Private Offering. The Dealer Manager is responsible for marketing the Company’s shares.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

On January 7, 2015, the Company broke escrow in the Public Offering and through June 30, 2016, the Company had sold 7,424,550 and 953,310 shares of Class A and Class T common stock in the Public Offering, respectively, for aggregate gross offering proceeds of $82.6 million, including 92,355 and 126 shares of Class A and Class T common stock under its dividend reinvestment plan, respectively, for aggregate gross offering proceeds of $0.9 million. Also as of June 30, 2016, the Company had redeemed 2,117 shares of Class A common stock for $19,000.
On each of April 2, 2014 and July 31, 2014, the Company issued 120,106 shares of Class A common stock to Willowbrook Capital Group LLC, an entity owned and controlled by Keith D. Hall, one of the Company’s directors and the Company’s Chief Executive Officer, and Peter McMillan III, also one of the Company’s directors and the Company’s President, for $1.0 million. The Company issued these shares of common stock in a private transaction exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2015. For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2015 included in the Company’s Annual Report on Form 10-K filed with the SEC.
Principles of Consolidation and Basis of Presentation
The accompanying unaudited consolidated financial statements and condensed notes thereto have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Operating results for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.
The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership and their direct and indirect wholly owned subsidiaries and joint ventures in which the Company has a controlling interest. All significant intercompany balances and transactions are eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Segments
The Company has invested in opportunistic real estate investments and originated a loan secured by a non-stabilized real estate asset. In general, the Company intends to hold its investments in opportunistic real estate and other real estate-related assets for capital appreciation. Traditional performance metrics of opportunistic real estate and other real estate-related assets may not be meaningful as these investments are generally non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, the Company’s management views opportunistic real estate and other real estate-related assets as similar investments. Substantially all of its revenue and net income (loss) is from opportunistic real estate and other real estate-related assets, and therefore, the Company currently aggregates its operating segments into one reportable business segment.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

Per Share Data
Basic net income (loss) per share of common stock is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock issued and outstanding for each class of share outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the three and six months ended June 30, 2016 and 2015. For the purpose of determining the weighted average number of shares outstanding, stock dividends issued are adjusted retroactively and treated as if they were issued and outstanding for all periods presented.
The Company’s board of directors has declared and issued the following stock dividends on shares of the Company’s common stock through the filing date of this report:

Declaration Date	Record Date	Issue Date	Amount Declared per Share Outstanding	Total Shares Issued
March 24, 2015	March 25, 2015	March 27, 2015	0.01 shares	44,538
April 7, 2015	June 24, 2015	June 29, 2015	0.01 shares	56,219
August 6, 2015	September 22, 2015	September 29, 2015	0.01 shares	65,710
November 10, 2015	December 16, 2015	December 22, 2015	0.01 shares	85,591
December 10, 2015	December 16, 2015	December 21, 2015	0.06 shares	513,546
March 21, 2016	March 31, 2016	April 1, 2016	0.005 shares	57,172
March 21, 2016	April 30, 2016	May 3, 2016	0.001667 shares	19,781
March 21, 2016	May 31, 2016	June 1, 2016	0.001667 shares	20,257
May 10, 2016	June 30, 2016	July 1, 2016	0.001667 shares	21,900
May 10, 2016	July 31, 2016	August 2, 2016	0.001667 shares	23,719
For the purpose of calculating the dollar amount of the Class A and Class T stock dividends issued, the Company used the current Class A and Class T primary offering price in the Public Offering.
Cash distributions declared per share of Class A common stock were $0.048 and $0.056 for the three and six months ended June 30, 2016, respectively. Cash distributions declared per share of Class T common stock were $0.024 for the three and six months ended June 30, 2016. Cash distributions for Class T Shares are reduced by the applicable daily stockholder servicing fees. Distributions declared per share of common stock assumes each share was issued and outstanding each day during the three and six months ended June 30, 2016, respectively. Each day during the period from March 1, 2016 through March 31, 2016 was a record date for distributions. Distributions for this period were calculated based on stockholders of record each day during this period at a rate of (i) $0.00026202 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the  number of shares of common stock of such class outstanding as of the close of business on each respective record date. Each day during the period from April 1, 2016 through June 30, 2016 was a record date for distributions. Distributions for this period were calculated based on stockholders of record each day during this period at a rate of (i) $0.00052404 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the  number of shares of common stock of such class outstanding as of the close of business on each respective record date. The Company did not declare cash distributions during the three and six months ended June 30, 2015.
Square Footage, Occupancy and Other Measures
 Any references to square footage, occupancy or annualized base rent are unaudited and outside the scope of the Company’s independent registered public accounting firm’s review of the Company’s financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

Recently Issued Accounting Standards Update
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”). ASU No. 2014-09 requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.  ASU No. 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification.  ASU No. 2014-09 does not apply to lease contracts within the scope of Leases (Topic 840). ASU No. 2014-09 was to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early application not permitted. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU No. 2015-14”), which defers the effective date of ASU No. 2014-09 by one year. Early adoption is permitted but not before the original effective date. The Company is still evaluating the impact of adopting ASU No. 2014-09 on its financial statements, but does not expect the adoption of ASU No. 2014-09 to have a material impact on its financial statements.
In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU No. 2015-02”), which amended the existing accounting standards for consolidation under both the variable interest model and the voting model. ASU No. 2015-02 modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership and affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. ASU No. 2015-02 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments in ASU No. 2015-02 using: (a) a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption; or (b) by applying the amendments retrospectively. On January 1, 2016, the Company adopted ASU No. 2015-02 and re-evaluated its consolidation analysis of its joint ventures, concluding that such adoption did not result in (a) the classification of any entities as VIEs, (b) a consolidation of entities not previously consolidated (c) a deconsolidation of entities previously consolidated.
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU No. 2016-01”).  The amendments in ASU No. 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments.  ASU No. 2016-01 primarily affects accounting for equity investments and financial liabilities where the fair value option has been elected.  ASU No. 2016-01 also requires entities to present financial assets and financial liabilities separately, grouped by measurement category and form of financial asset in the balance sheet or in the accompanying notes to the financial statements.  ASU No. 2016-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years.  Early application is permitted for financial statements that have not been previously issued.  The Company does not expect the adoption of ASU No. 2016-01 to have a significant impact on its financial statements.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”). The amendments in ASU No. 2016-02 changes the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption of ASU No. 2016-02 as of its issuance is permitted. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company is currently evaluating the impact of adopting the new leases standard on its consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) (“ASU No. 2016-13”).  ASU No. 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income.  The amendments in ASU No. 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected.  The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset.  ASU No. 2016-13 also amends the impairment model for available-for-sale securities.  An entity will recognize an allowance for credit losses on available-for-sale debt securities as a contra-account to the amortized cost basis rather than as a direct reduction of the amortized cost basis of the investment, as is currently required.   ASU No. 2016-13 also requires new disclosures.  For financial assets measured at amortized cost, an entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes.  For financing receivables and net investments in leases measured at amortized cost, an entity will be required to further disaggregate the information it currently discloses about the credit quality of these assets by year of the asset’s origination for as many as five annual periods. For available for sale securities, an entity will be required to provide a roll-forward of the allowance for credit losses and an aging analysis for securities that are past due.  ASU No. 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years.  Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.  The Company is still evaluating the impact of adopting ASU No. 2016-13 on its financial statements, but does not expect the adoption of ASU No. 2016-13 to have a material impact on its financial statements.

3.	RECENT ACQUISITION OF REAL ESTATE
During the six months ended June 30, 2016, the Company acquired the following property (in thousands):

						Intangibles
Property Name	City	State	Acquisition Date	Land	Building and Improvements	Tenant Origination and Absorption Costs	Above- Market Lease Assets	Below- Market Lease Liabilities	Total Purchase Price
Lincoln Court	Campbell	CA	05/20/2016	$14,706	$33,356	$4,724	$—	$(1,445)	$51,341
The intangible assets and liabilities acquired in connection with this acquisition have weighted-average amortization periods as of the date of acquisition as follows (in years):

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
Lincoln Court	3.7	—	2.1
The Company recorded the real estate acquisition as a business combination and expensed $1.5 million of acquisition costs. For the six months ended June 30, 2016, the Company recognized $0.7 million of total revenues and $0.3 million of operating expenses from this property.

4.	REAL ESTATE
As of June 30, 2016, the Company’s real estate portfolio was composed of two hotel properties and two office properties. The following table summarizes the Company’s real estate as of June 30, 2016 and December 31, 2015 (in thousands):

	June 30, 2016	December 31, 2015
Land	$45,226	$30,493
Buildings and improvements	122,827	79,081
Tenant origination and absorption costs	5,472	748
Other intangibles	244	244
Total real estate, cost	173,769	110,566
Accumulated depreciation and amortization	(3,188)	(593)
Total real estate, net	$170,581	$109,973

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

The following table provides summary information regarding the Company’s real estate as of June 30, 2016 (in thousands):

Property	Date Acquired	City	State	Property Type	Land	Building and Improvements	Tenant Origination and Absorption	Other Intangibles	Total Real Estate, at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net	Ownership %
Springmaid Beach Resort	12/30/2014	Myrtle Beach	SC	Hotel	$27,438	$28,338	$—	$—	$55,776	$(1,039)	$54,737	90.0%
Q&C Hotel	12/17/2015	New Orleans	LA	Hotel	1,232	50,381	—	244	51,857	(1,290)	50,567	90.0%
2200 Paseo Verde	12/23/2015	Henderson	NV	Office	1,850	10,716	748	—	13,314	(372)	12,942	100.0%
Lincoln Court	05/20/2016	Campbell	CA	Office	14,706	33,392	4,724	—	52,822	(487)	52,335	100.0%
					$45,226	$122,827	$5,472	$244	$173,769	$(3,188)	$170,581
Hotel Properties
The following table provides detail information regarding Q&C Hotel and Springmaid Beach Resort’s hotel revenue and expense for the three and six months ended June 30, 2016 and 2015 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Hotel revenues:
Room	$6,124	$3,688	$8,681	$4,588
Food, beverage and convention services	1,059	667	1,553	1,006
Campground	269	254	532	504
Other	866	583	1,199	798
Hotel revenues	$8,318	$5,192	$11,965	$6,896

Hotel expenses:
Room	$1,453	$819	$2,287	$1,243
Food, beverage and convention services	820	489	1,346	806
General and administrative	639	384	1,106	690
Sales and marketing	392	262	783	472
Repairs and maintenance	456	351	860	692
Utilities	258	195	443	446
Property taxes and insurance	403	216	702	431
Other	522	463	782	636
Hotel expenses	$4,943	$3,179	$8,309	$5,416

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

Office Properties
As of June 30, 2016, the Company owned two office properties encompassing in the aggregate 183,347 rentable square feet which were 90% occupied. The following table provides detail information regarding the Company’s office revenues and expenses for the three and six months ended June 30, 2016 (in thousands):

	For the Three Months ended June 30, 2016	For the Six Months ended June 30, 2016
Office revenues:
Rental income	$1,018	$1,348
Tenant reimbursements and other income	40	49
Office revenues	$1,058	$1,397

Office expenses:
Operating, maintenance, and management	$164	$224
Real estate taxes and insurance	96	115
Office expenses	$260	$339
Operating Leases
The Company’s office properties are leased to tenants under operating leases for which the terms and expirations vary. As of June 30, 2016, the leases had remaining terms, excluding options to extend, of up to 8.8 years with a weighted-average remaining term of 2.5 years. Some of the leases may have provisions to extend the term of the lease, options for early termination for all or a part of the leased premises after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from the tenant in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective lease and the creditworthiness of the tenant, but generally is not a significant amount. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to office tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $0.7 million and $0.1 million as of June 30, 2016 and December 31, 2015, respectively.
As of June 30, 2016, the future minimum rental income from the Company’s office properties under its non-cancelable operating leases was as follows (in thousands):

July 1, 2016 through December 31, 2016	$2,929
2017	5,333
2018	4,143
2019	2,780
2020	1,391
Thereafter	2,001
$18,577

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

5.	REAL ESTATE LOAN RECEIVABLE
As of June 30, 2016, the Company had originated one real estate loan receivable as follows (dollars in thousands):

Loan Name Location of Related Property or Collateral	Date Originated	Property Type	Loan Type	Outstanding Principal Balance as of June 30, 2016	Book Value as of June 30, 2016 (1)	Book Value as of December 31, 2015 (1)	Contractual Interest Rate (2)	Annualized Effective Interest Rate (2)	Maturity Date
655 Summer Street First Mortgage
Boston, Massachusetts	09/04/2014	Office	Mortgage	$3,500	$3,406	$3,372	9.25%	11.68%	10/01/2017
_____________________
(1) Book value of the real estate loan receivable represents outstanding principal balance adjusted for unamortized origination fees and direct origination and acquisition costs.
(2) Contractual interest rate is the stated interest rate on the face of the loan. Annualized effective interest rate is calculated as the actual interest income recognized in 2016, using the interest method annualized (if applicable) and divided by the average amortized cost basis of the investment. The annualized effective interest rate and contractual interest rate presented are as of June 30, 2016.
The following summarizes the activity related to the real estate loan receivable for the six months ended June 30, 2016 (in thousands):

Real estate loan receivable - December 31, 2015	$3,372
Amortization of closing costs and origination fees on real estate loan receivable	34
Real estate loan receivable - June 30, 2016	$3,406
For the three and six months ended June 30, 2016 and 2015, interest income from the real estate loan receivable consisted of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Contractual interest income	$82	$82	$163	$163
Amortization of closing costs and origination fees, net	17	15	34	30
Interest income from real estate loan receivable	$99	$97	$197	$193

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

6.	NOTES PAYABLE
As of June 30, 2016 and December 31, 2015, the Company’s notes payable consisted of the following (in thousands):

	Book Value as of June 30, 2016	Book Value as of December 31, 2015	Contractual Interest Rate (1)	Effective Interest Rate (1)	Payment Type	Maturity Date
Springmaid Beach Resort Mortgage Loan	$34,640	$26,000	One-month LIBOR + 3.00%	3.46%	Interest Only	12/30/2017
Q&C Hotel Mortgage Loan	28,330	28,330	One-month LIBOR + 3.25%	3.71%	Interest Only (2)	12/17/2018
2200 Paseo Verde Mortgage Loan	7,430	7,430	One-month LIBOR + 2.25%	2.71%	Interest Only	01/01/2017
Lincoln Court Mortgage Loan (3)	33,500	—	One-month LIBOR + 1.75%	2.21%	Interest Only	06/01/2020
Total notes payable principal outstanding	103,900	61,760
Deferred financing costs, net	(1,163)	(924)
Total notes payable, net	$102,737	$60,836
_____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of June 30, 2016. Effective interest rate is calculated as the actual interest rate in effect as of June 30, 2016 (consisting of the contractual interest rate and contractual floor rates), using interest rate indices at June 30, 2016, where applicable.
(2) Beginning February 1, 2018, monthly payments also include principal amortization payments of $55,000 per month, unless certain conditions described in the loan documents are satisfied.
(3) See “—Recent Financing Transaction — Lincoln Mortgage Loan.”
As of June 30, 2016 and December 31, 2015, the Company’s deferred financing costs were $1.2 million and $0.9 million, respectively, net of amortization, and are included in notes payable, net on the accompanying consolidated balance sheets.
During the three and six months ended June 30, 2016, the Company incurred $0.8 million and $1.4 million of interest expense, respectively. During the three and six months ended June 30, 2015, the Company incurred $0.3 million and $0.6 million of interest expense, respectively. As of June 30, 2016 and December 31, 2015, $0.3 million and $0.1 million was payable, respectively. Included in interest expense for the three and six months ended June 30, 2016 was $0.1 million and $0.2 million of amortization of deferred financing costs, respectively. Also included in interest expense for the three and six months ended June 30, 2016 was $9,000 and $42,000 of interest expense incurred as a result of the Company’s interest rate cap agreements, respectively. Additionally, during the three and six months ended June 30, 2016, the Company capitalized $41,000 and $72,000 of interest related to its redevelopment project at Springmaid Beach Resort, respectively. Included in interest expense for the three and six months ended June 30, 2015 was $0.1 million and $0.1 million of amortization of deferred financing costs, respectively. Also included in interest expense for the three and six months ended June 30, 2015 was $16,000 and $54,000 of interest expense incurred as a result of the Company’s interest rate cap agreements, respectively.
The following is a schedule of maturities, including principal amortization payments, for all notes and bond payable outstanding as of June 30, 2016 (in thousands):

July 1, 2016 through December 31, 2016	$—
2017	42,070
2018	28,330
2019	—
2020	33,500
$103,900
The Company’s notes payable contain financial and non-financial debt covenants. As of June 30, 2016, the Company was in compliance with all debt covenants.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

The Company’s note payable with respect to the Springmaid Beach Resort Mortgage Loan requires the Company to maintain a minimum working capital reserve in an amount sufficient to fund the working capital requirements of the Springmaid Beach Resort through the off-peak season, which amount shall be reduced by any amounts for working capital reserved by the third-party hotel operator. In addition, until certain renovations are complete, the loan documents impose a “cash trap” which restricts the use of accumulated cash from the Springmaid Beach Resort to the payment of working capital shortfalls, renovation expenditures and distributions required to satisfy the Company’s REIT requirements. The working capital reserve was included in restricted cash on the accompanying consolidated balance sheets.
Recent Financing Transaction
Lincoln Court Mortgage Loan
On May 20, 2016, in connection with the Company’s acquisition of Lincoln Court, the Company, through an indirect wholly owned subsidiary (the “Lincoln Court Owner”), entered into a four-year mortgage loan with an unaffiliated lender (the “Lender”) for borrowings of up to $36.2 million secured by Lincoln Court (the “Lincoln Court Mortgage Loan”). At closing, $33.5 million of the loan was funded and the remaining $2.7 million was available for future disbursements to be used for tenant improvement and leasing commission costs, subject to certain terms and conditions contained in the loan documents.
The Lincoln Court Mortgage Loan matures on June 1, 2020, with a one-year extension option, subject to certain terms and conditions contained in the loan documents, including the payment of an extension fee, equal to 0.125% of the amount committed under the loan. The Lincoln Court Mortgage Loan bears interest at a floating rate of 175 basis points over one-month LIBOR. The Lincoln Court Owner has the right to repay the loan in whole at any time, or in part from time to time. Prepayments made before June 1, 2017 are subject to an exit fee equal to 0.5% of any principal amount prepaid.
KBS SOR US Properties II LLC (“SOR US Properties II”), the Company’s indirect wholly owned subsidiary, is providing a guaranty of an amount not greater than 25% of the outstanding balance of the Lincoln Court Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender as a result of certain intentional actions committed by the Lincoln Court Owner in violation of the loan documents. SOR US Properties II is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Lincoln Court Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Lincoln Court Owner, certain direct or indirect transfers or financings of Lincoln Court in violation of the loan documents and the violation of certain other terms of the loan documents by the Lincoln Court Owner.

7.	DERIVATIVE INSTRUMENTS
The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates. The primary goal of the Company’s risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company’s ability to achieve its investment return objectives. The Company does not enter into the derivatives for speculative purposes.
The Company enters into interest rate caps to mitigate its exposure to rising interest rates on its variable rate notes payable. The values of interest rate caps are primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of interest rate caps. As the remaining life of an interest rate cap decreases, the value of the instrument will generally decrease towards zero.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

As of June 30, 2016 and December 31, 2015, the Company had two interest rate caps outstanding, which were not designated as hedging instruments. The following table summarizes the notional amount and other information related to the Company’s derivative instruments as of June 30, 2016 and December 31, 2015. The notional amount is an indication of the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands):

					Fair Value of Asset
Derivative Instruments	Effective Date	Maturity Date	Notional Value	Reference Rate	June 30, 2016	December 31, 2015	Balance Sheet Location
Interest Rate Cap	12/29/2014	01/01/2018	$26,000	One-month LIBOR at 3.00%	$—	$5	Prepaid expenses and other assets
Interest Rate Cap	12/16/2015	12/23/2018	$28,330	One-month LIBOR at 3.00%	3	40	Prepaid expenses and other assets
Total derivative instruments not designated as hedging instruments					$3	$45
During the three and six months ended June 30, 2016, the Company recorded an unrealized loss of $9,000 and $42,000 on its derivative instruments, respectively, which was included in interest expense on the accompanying consolidated statements of operations. During the three and six months ended June 30, 2015, the Company recorded an unrealized loss of $16,000 and $54,000 on its derivative instrument, respectively, which was included in interest expense on the accompanying consolidated statements of operations.

8.	FAIR VALUE DISCLOSURES
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other non-financial and financial assets at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of assets and liabilities for which it is practicable to estimate the fair value:

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

Cash and cash equivalents, restricted cash, rent and other receivables and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.
Real estate loan receivable: The Company’s real estate loan receivable is presented in the accompanying consolidated balance sheets at its amortized cost net of recorded loan loss reserves (if any) and not at fair value. The fair value of real estate loan receivable was estimated using an internal valuation model that considered the expected cash flows for the loan, underlying collateral value (for collateral-dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. The Company classifies these inputs as Level 3 inputs.
Derivative instruments: The Company’s derivative instruments are presented at fair value on the accompanying consolidated balance sheets. The valuation of these instruments are determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair value of interest rate caps (floors) are determined using the market standard methodology of discounting the future expected cash payments (receipts) which would occur if variable interest rates rise above (below) the strike rate of the caps (floors). The variable interest rates used in the calculation of projected payments (receipts) on the cap (floor) are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.
Notes payable: The fair value of the Company’s notes payable are estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.
The following were the face value, carrying amount and fair value of the Company’s financial instruments as of June 30, 2016 and December 31, 2015, which carrying amounts do not approximate the fair values (in thousands):

	June 30, 2016			December 31, 2015
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial asset:
Real estate loan receivable	$3,500	$3,406	$3,351	$3,500	$3,372	$3,311
Financial liability:
Notes payable	$103,900	$102,737	$103,623	$61,760	$60,836	$61,880
Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.
As of June 30, 2016, the Company measured the following assets at fair value (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Asset derivatives - interest rate caps	$3	$—	$3	$—

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

9.	RELATED PARTY TRANSACTIONS
The Company has entered into the Advisory Agreement with the Advisor and dealer manager agreements with the Dealer Manager with respect to the Private Offering and the Public Offering. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain offering-related services and the investment of funds in real estate-related investments, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company and certain costs incurred by the Advisor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as described in the Advisory Agreement. The Advisor also serves as the advisor for KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), KBS Real Estate Investment Trust II, Inc. (“KBS REIT II”), KBS Real Estate Investment Trust III, Inc. (“KBS REIT III”), KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”), KBS Strategic Opportunity REIT, Inc. (“KBS Strategic Opportunity REIT”) and KBS Growth & Income REIT, Inc. (“KBS Growth & Income REIT”). The Dealer Manager also serves as the dealer manager for the private placement and public offerings of KBS Growth & Income REIT and for the dividend reinvestment plan offerings for KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT and KBS REIT III.
Under the Amended Dealer Manager Agreement, the Dealer Manager receives an annual stockholder servicing fee of 1.0% of the purchase price per share (ignoring any discounts that may be available to certain categories of purchasers) of Class T common stock sold in the primary portion of the Public Offering. Such fee is payable solely to the extent there is a third party broker dealer of record with respect to such Class T share that has entered into a currently effective selected dealer agreement or servicing agreement that provides for the payment to such broker dealer of the stockholder servicing fee with respect to such Class T share, and such broker dealer of record is in compliance with the applicable terms of such selected dealer agreement or servicing agreement related to such payment. To the extent payable, the stockholder servicing fee will accrue daily and be paid monthly in arrears, and the Dealer Manager will reallow 100% of the stockholder servicing fee to such broker dealer of record for services provided to Class T stockholders after the initial sale of the Class T share.  In addition, no stockholder servicing fee will be paid with respect to Class T shares purchased through the dividend reinvestment plan or issued pursuant to a stock dividend.
On January 6, 2014, the Company, together with KBS REIT I, KBS REIT II, KBS REIT III, KBS Legacy Partners Apartment REIT, KBS Strategic Opportunity REIT, the Dealer Manager, the Advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of coverage are shared. The cost of these lower tiers is allocated by the Advisor and its insurance broker among each of the various entities covered by the plan, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. The Advisor’s and the Dealer Manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance. In June 2015, KBS Growth & Income REIT was added to the insurance program at terms similar to those described above.
During the three and six months ended June 30, 2016 and 2015, no other business transactions occurred between the Company and these other KBS-sponsored programs.
The Advisory Agreement has a one-year term. The Company may terminate the Advisory Agreement on 60 days’ written notice. The Advisor in its sole discretion may defer any fee payable to it under the Advisory Agreement. All or any portion of such fee not taken may be deferred without interest and paid when the Advisor determines.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the three and six months ended June 30, 2016 and 2015, respectively, and any related amounts payable as of June 30, 2016 and December 31, 2015 (in thousands):

	Incurred				Payable as of
	Three Months Ended June 30,		Six Months Ended June 30,		June 30,	December 31,
	2016	2015	2016	2015	2016	2015
Expensed
Asset management fees	$299	$85	$549	$168	$—	$—
Reimbursable operating expenses (1)	130	78	262	101	29	26
Real estate acquisition fee (2)	1,341	—	1,341	—	95	108
Stockholder servicing fees (3)	6	—	6	—	6	—
Capitalized
Acquisition fees (2)	124	—	203	—	203	—
Additional Paid-in Capital			—
Sales commissions	630	488	1,734	718	—	—
Dealer manager fees	306	312	782	483	—	—
Reimbursable other offering costs	4	835	20	1,288	—	2,222
	$2,840	$1,798	$4,897	$2,758	$333	$2,356
_____________________
(1) Reimbursable operating expenses primarily consists of internal audit personnel costs, accounting software and cyber-security related expenses incurred by the Advisor under the Advisory Agreement. The Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits, and overhead of internal audit department personnel providing services to the Company. These amounts totaled $126,000 and $258,000 for the three and six months ended June 30, 2016, and $51,000 and $74,000 for the three and six months ended June 30, 2015, respectively, and were the only employee costs reimbursed under the Advisory Agreement for the six months ended June 30, 2016 and 2015.  The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition or origination fees or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers. In addition to the amounts above, the Company reimburses the Advisor for certain of the Company's direct costs incurred from third parties that were initially paid by the Advisor on behalf of the Company.
(2) Acquisition fees are expensed at the time of acquisition on real estate investments. Acquisition fees on investment in unconsolidated entities are capitalized into the cost basis of the investment. Acquisition fees on significant capital expenditures related to the development, construction or improvement of the investment budgeted as of the date of acquisition are capitalized.
(3) During the three and six months ended June 30, 2016 the Company incurred $6,000 of stockholder serving fees, respectively, which was included in general and administrative expenses on the accompanying consolidated statements of operations.  The Company did not incur any stockholder servicing fees for the three and six months ended June 30, 2015.
During the three and six months ended June 30, 2016, the Advisor reimbursed the Company $87,000 for legal and professional fees and property insurance rebate.
Offering Costs
Organization and offering costs (other than selling commissions, dealer manager fees and the stockholder servicing fee) of the Company may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company or may be paid directly by the Company. These offering costs include all expenses incurred by the Company in connection with the Private Offering and the Public Offering. Organization costs include all expenses incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company. The Company reimbursed the Dealer Manager for underwriting compensation in connection with the Private Offering. The Company also paid directly or reimbursed the Dealer Manager for due diligence expenses of broker dealers in connection with the Private Offering.
During the Private Offering, there was no limit on the amount of organization and offering costs the Company could incur. As of June 30, 2016, the Company had recorded $1.0 million of offering costs (other than selling commissions and dealer manager fees) related to the Private Offering, all of which was initially paid by the Advisor or its affiliates on behalf of the Company and subsequently reimbursed by the Company. In addition, the Company paid $1.9 million in selling commissions and dealer manager fees related to the Private Offering.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

During the Public Offering, pursuant to the Advisory Agreement and Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of the Company, provided that no reimbursements made by the Company to the Advisor or the Dealer Manager may cause total organization and offering expenses incurred by the Company (including selling commissions, dealer manager fees, the stockholder servicing fee to exceed 15% of the aggregate gross proceeds from the Public Offering as of the date of reimbursement. In addition, at the termination of the primary portion of the Public Offering, the Advisor and its affiliates will reimburse the Company to the extent that the organization and other offering expenses (which exclude selling commissions, dealer manager fees and stockholder servicing fees) paid directly or reimbursed by the Company in connection with the primary portion of the Public Offering, regardless of when incurred, exceed 1.0% of gross offering proceeds from the primary portion of the Public Offering. The Advisor and its affiliates will be responsible for any organization and other offering expenses related to the primary portion of the Public Offering to the extent they exceed 1.0% of gross proceeds from the primary portion of the Public Offering as of the termination of the primary portion of the Public Offering.
Through June 30, 2016, the Advisor and its affiliates had incurred organization and other offering costs (which exclude selling commissions dealer manager fees and stockholder servicing fees) on the Company’s behalf in connection with the Public Offering of approximately $7.1 million. As of June 30, 2016, the Company had paid $6.6 million in selling commissions and dealer manager fees. As of December 31, 2015, the Company had paid or accrued $3.3 million of other organization and offering expenses. After December 31, 2015, the Company reversed $2.2 million of accrued organization and offering expenses due to affiliates as a result of an amendment to the advisory agreement, which limits organization and other offering costs to 1.0% of gross proceeds from the primary portion of the Public Offering, as described above. As of June 30, 2016, the Company had recorded $0.8 million of other organization and offering expenses, which amounts represent the Company’s maximum liability for organization and other offering costs as of June 30, 2016 based on the 1.0% limitation described above.

10.	UNAUDITED PRO FORMA FINANCIAL INFORMATION
The Company acquired one office property during the six months ended June 30, 2016, which was accounted for as a business combination. The following unaudited pro forma information for the three and six months ended June 30, 2016 and 2015 has been prepared to give effect to the acquisition of Lincoln Court as if this acquisition occurred on January 1, 2015. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had the acquisition occurred on this date, nor does it purport to predict the results of operations for future periods (in thousands).

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2016	2015	2016	2015
Revenues	$10,232	$6,534	$15,693	$9,580
Depreciation and amortization	$2,000	$670	$3,807	$1,339
Net income (loss)	$920	$1,003	$(1,162)	$(327)
The unaudited pro forma information for the three and six months ended June 30, 2016 was adjusted to exclude $1.5 million of acquisition costs related to Lincoln Court incurred by the Company in 2016.
11. INVESTMENT IN UNCONSOLIDATED ENTITY
On June 28, 2016, the Company originated a participating loan facility in an amount up to €2.6 million ($2.9 million at closing). The Company funded approximately €2.1 million ($2.3 million at closing). The proceeds were used by the borrower to fund a 5% general partner interest in a joint venture acquiring a portfolio of light industrial properties located throughout France. The total acquisition cost of the portfolio was approximately €95.5 million ($105.6 million at closing). Under the terms of the participating loan facility, the Company participates in the expected residual profits of the portfolio and the terms are structured in a manner such that the risks and rewards of the arrangement are similar to those associated with an investment in a real estate joint venture. Accordingly, the participating loan facility is accounted for under the equity method of accounting. In addition to the amount funded at closing, the Company also capitalized an additional $0.2 million of acquisition costs and fees. During the three and six months ended June 30, 2016, the Company did not recognize any significant income or losses with respect to this investment.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

12.	COMMITMENTS AND CONTINGENCIES
Management Agreement
Springmaid Beach Resort
The consolidated joint venture entity through which the Company leases the operations for Springmaid Beach Resort has entered into a management agreement with Doubletree Management LLC, an independent third-party hotel operator (the “Operator”) pursuant to which the Operator will manage and operate the Springmaid Beach Resort.
Pursuant to the management agreement the Operator will receive the following fees:

•
a base fee, which is a percentage of total operating revenue that starts at 2.5% and increases to 2.75% in the second year following the date in which the hotel begins operations under the DoubleTree by Hilton name (the “Brand Commencement Date”) and further increases in the third year following the Brand Commencement Date and thereafter to 3.0%;

•	a campground area management fee, which is 2% of any campground revenue;

•	an incentive fee, which is 15% of operating cash flow (after deduction for capital renewals reserve and the joint venture owner’s priority, which is 12% of the joint venture owner’s total investment);

•	an additional services fee in the amount reasonably determined by the Operator from time to time; and

•	commencing on the Brand Commencement Date, a brand services fee in the amount of 4% of total rooms revenue, and an other brand services fee in an amount determined by the Operator from time to time.
The management agreement contains specific standards for the operation and maintenance of the hotel, which allows the Operator to maintain uniformity in the system created by the Operator’s franchise. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage and protection of trademarks. Compliance with the management agreement will require the Company to make significant expenditures for capital improvements.
During the three and six months ended June 30, 2016, the Company incurred $147,000 and $190,000 of fees related to the management agreement, respectively, which are included in hotel expenses on the accompanying consolidated statements of operations. During the three and six months ended June 30, 2015, the Company incurred $129,000 and $170,000 of fees related to the management agreement, respectively, which are included in hotel expenses on the accompanying consolidated statements of operations.
Q&C Hotel
A wholly owned subsidiary of the joint venture through which the Company leases the operations of the Q&C Hotel (“Q&C Hotel Operations”) has entered into a management agreement with Encore Hospitality, LLC (“Encore Hospitality”), an affiliate of the joint venture partner, pursuant to which Encore Hospitality will manage and operate the Q&C Hotel. The management agreement expires on December 17, 2035. Subject to certain conditions, Encore Hospitality may extend the term of the agreement for a period of five years. Pursuant to the management agreement Encore Hospitality will receive a base fee, which is 4.0% of gross revenue (as defined in the management agreement). During the three and six months ended June 30, 2016, the Company incurred $95,000 and $170,000, respectively, of fees related to the management agreement, which are included in hotel expenses on the accompanying consolidated statements of operations.
Q&C Hotel Operations has also entered into a franchise agreement with Marriott International (“Marriott”) pursuant to which Marriott has granted Q&C Hotel Operations a limited, non-exclusive license to establish and operate the Q&C Hotel using certain of Marriott’s proprietary marks and systems and the hotel was branded as a Marriott Autograph Collection hotel on May 25, 2016. The franchise agreement will expire on May 25, 2041. Pursuant to the franchise agreement, Q&C Hotel Operations pays Marriott a monthly franchise fee equal to a percent of gross room sales on a sliding scale that is initially 2% and increases to 5% on May 25, 2019 and a monthly marketing fund contribution fee equal to 1.5% of the Q&C Hotel’s gross room sales. In addition, the franchise agreement requires the maintenance of a reserve account to fund all renovations at the hotel based on a percentage of gross revenues which starts at 2% of gross revenues and increases to 5% of gross revenues on May 25, 2019. Q&C Hotel Operations is also responsible for the payment of certain other fees, charges and costs as set forth in the agreement. During the the three and six months ended June 30, 2016, the Company incurred $42,000 of fees related to the Marriott franchise agreement.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

In addition, in connection with the execution of the franchise agreement, SOR US Properties II is providing an unconditional guarantee that all Q&C Hotel Operations’ obligations under the franchise agreement will be punctually paid and performed. Finally, certain transfers of the Q&C Hotel or an ownership interest therein are subject to a notice and consent requirement, and the franchise agreement further provides Marriott with a right of first refusal with respect to a sale of the hotel to a competitor of Marriott.
Economic Dependency
The Company is dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations as of June 30, 2016. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.
Legal Matters
From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

13.	SUBSEQUENT EVENTS
The Company evaluates subsequent events up until the date the consolidated financial statements are issued.
Status of the Offering
The Company commenced the Public Offering on August 12, 2014 and broke escrow on January 7, 2015. As of August 8, 2016, the Company had sold 7,728,645 and 2,017,622 shares of Class A and Class T common stock in the Public Offering, respectively, for aggregate gross offering proceeds of $95.8 million. Included in these amounts were 116,647 and 1,370 shares of Class A and Class T common stock sold under our dividend reinvestment plan, respectively, for aggregate gross offering proceeds of $1.1 million.
Cash Distributions Paid
On July 1, 2016, the Company paid distributions of $0.2 million related to cash distributions on the outstanding shares of the common stock based on daily record dates for the period from June 1, 2016 through June 30, 2016. On August 2, 2016, the Company paid distributions of $0.2 million related to cash distributions on the outstanding shares of the common stock based on daily record dates for the period from July 1, 2016 through July 31, 2016. Distributions for these periods were calculated based on stockholders of record each day during these periods at a rate of (i) $0.00052404 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2016
(unaudited)

Stock Dividends Issued
On May 10, 2016, the Company’s board of directors authorized stock dividends for the month of June, in the amount of 0.001667 shares of each class of the Company’s common stock on each outstanding share of common stock issuable to all common stockholders of record as of the close of business on June 30, 2016. The Company issued the June stock dividend, consisting of 21,900 shares, on July 1, 2016.
Also on May 10, 2016, the Company’s board of directors authorized stock dividends for the month of July, in the amount of 0.001667 shares of each class of the Company’s common stock on each outstanding share of common stock issuable to all common stockholders of record as of the close of business on July 31, 2016. The Company issued the July stock dividend, consisting of 23,719 shares, on August 2, 2016.
Distributions Declared
On July 6, 2016, the Company’s board of directors declared cash distributions on the outstanding shares of all classes of common stock based on daily record dates for the period from August 1, 2016 through August 31, 2016, which the Company expects to pay in September 2016. On August 11, 2016, the Company’s board of directors declared cash distributions on the outstanding shares of all classes of common stock based on daily record dates for the period from September 1, 2016 through September 30, 2016 and October 1, 2016 through October 31, 2016, which the Company expects to pay in October and November 2016, respectively. Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of (i) $0.00052404 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.
Also on July 6, 2016, the Company’s board of directors authorized monthly stock dividends for the month of August, in the amount of 0.001667 shares of each class of the Company’s common stock on each outstanding share of common stock issuable to all common stockholders of record as of the close of business on August 31, 2016. The Company expects to issue these stock dividends on or about September 1, 2016. Also on August 11, 2016, the Company’s board of directors authorized monthly stock dividends for the months of September and October, each in the amount of 0.001667 shares of each class of the Company’s common stock on each outstanding share of common stock issuable to all common stockholders of record as of the close of business on September 30, 2016 and October 31, 2016, respectively. The Company expects to issue these stock dividends on or about October 3, 2016 and November 1, 2016, respectively.